Third Quarter Report

September 30, 2017

GOLDCORP

Exhibit 99.1

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and nine months ended September 30, 2017 and related notes thereto which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting of International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of October 25, 2017.

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Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
CAUTIONARY STATEMENT REGARDING CERTAIN MEASURES OF PERFORMANCE
This MD&A presents certain measures, including "total cash costs: by-product", "total cash costs: co-product", ‘‘all-in sustaining costs", ‘‘adjusted operating cash flow’’, "EBITDA", "adjusted EBITDA" and "adjusted net debt", that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This MD&A also contains

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Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

information as to estimated future all-in sustaining costs. The estimates of future all-in sustaining costs are not based on total production cash costs calculated in accordance with IFRS, which forms the basis of the Company’s cash costs: by-product. The estimates of future all-in sustaining costs are anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital, tax payments, dividends and financing costs. Projected IFRS total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization and tax payments. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A relating to Mineral Reserves and Mineral Resources was reviewed and approved by Dan Redmond, P.Geo., Director, Reserves & Mine Planning for Goldcorp, and a “qualified person” as defined by Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Scientific and technical information in this MD&A relating to exploration results was reviewed and approved by Sally Goodman, PhD, P.Geo., Director, Generative Geology for Goldcorp, and a "qualified person" as defined by NI 43-101. All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s most recent annual information form and the current technical report for each of those properties, all available on SEDAR at www.sedar.com.
Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this MD&A containing descriptions of the Goldcorp’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2017
Net earnings were $111 million, or $0.13 per share, compared to net earnings of $59 million, or $0.07 per share, for the third quarter of 2016. Operating cash flows for the third quarter of 2017 were $315 million compared to $267 million for the same period in the prior year. Adjusted operating cash flows were $308 million (1) for the third quarter of 2017 compared to $401 million for the same period in the prior year.
Gold production of 633,000 ounces at all-in sustaining costs ("AISC") of $827 per ounce, compared to 715,000 ounces at AISC of $812 per ounce for the third quarter of 2016 (1).  2017 guidance reconfirmed for gold production of 2.5 million ounces (+/- 5%) and AISC of $825(2) per ounce (+/- 5%), previously improved from $850 per ounce, reflecting the progress the Company has made on its efficiency program.
Program to implement $250 million of sustainable annual efficiencies by the middle of 2018 is on track with $200 million expected to be achieved in 2017 across the Company's portfolio. More than 100% of the $250 million of efficiencies have been identified, with the program likely to be extended and the efficiency target increased, after the Company achieves its current target.
Solid reserve growth and project execution enhances confidence in the Company's 20/20/20 growth plan. An increase in proven and probable gold reserves to 53.5 million ounces, strong project delivery of expansions at Peñasquito, Musselwhite and Porcupine (Borden) underpin our plan for a 20% increase in gold production, a 20% increase in gold reserves and a 20% reduction in AISC by 2021, while delivering increasing cash flows over the next five years.

(1)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. Adjusted operating cash flows and AISC per ounce and adjusted operating cash flows are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33-40 of this MD&A.

(2)	Refer to footnote (4) on page 17 of this MD&A regarding the Company's projection of AISC.

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Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW
Goldcorp is a leading gold producer focused on responsible mining practices, with production from a portfolio of long-life, high quality assets throughout the Americas that it believes position the Company to deliver long-term value.
The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40.0% interest) in the Dominican Republic.
The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper. Goldcorp's principal product is refined gold bullion sold primarily in the London spot market. As a result, Goldcorp is not dependent on a particular purchaser with regard to the sale of the gold bullion. In addition to gold, the Company also produces silver, copper, lead and zinc primarily from concentrate produced at the Peñasquito mine, which is sold to third party smelters and refineries.
Goldcorp has an investment-grade credit rating, supported by a strong balance sheet, and remains 100% unhedged to gold sales, providing full exposure to gold prices.
STRATEGY
Goldcorp's vision is to create sustainable value for all of its stakeholders by growing net asset value ("NAV") per share to generate long-term shareholder value. With a portfolio of large, long-life assets that provide economies of scale, coupled with low AISC and underpinned by a strong balance sheet, Goldcorp continues to optimize its portfolio of assets and reinvest in a strong pipeline of organic opportunities to drive increasing margins and returns on investment.
The Company has outlined its 20/20/20 growth plan that is expected to deliver a 20% increase in gold production, a 20% increase in gold reserves and a 20% reduction in AISC by 2021. In pursuit of this, Goldcorp is committed to being responsible stewards of the environment and building collaborative partnerships with communities, governments and all other stakeholders for mutual success.
With a strong balance sheet, Goldcorp believes it is well-positioned to weather gold price volatility. The Company's capital allocation strategy focuses on investing in its pipeline of organic growth opportunities, further debt reduction and returning capital to its shareholders by paying a sustainable dividend. Furthermore, Goldcorp leverages its exploration spending in the most efficient way possible through small toehold investments in junior mining companies.
CORPORATE DEVELOPMENTS
Acquisition of the Caspiche Project
During the second quarter of 2017, the Company acquired 83% of the issued and outstanding shares of Exeter Resource Corporation ("Exeter") and its Caspiche project (the "Caspiche Transaction"), located in the Maricunga Gold Belt, for share consideration of approximately $131 million. On August 2, 2017, the Company completed the acquisition of the remaining 17% interest in Exeter through the issuance of 1,890,144 common shares with a fair value of $25 million. After completing the acquisition of the 100% interest in Exeter, Goldcorp contributed the Caspiche project into the joint operation with Barrick Gold Corporation ("Barrick"), which resulted in Barrick and Goldcorp each holding an indirect 50% interest in the combined Cerro Casale and Caspiche projects. The transactions are consistent with the Company's strategy of populating its pipeline with high-quality, long-dated optionality to drive increasing NAV per share.

Sale of the San Nicolas Project
On October 18, 2017, the Company sold its 21% interest in the San Nicolas copper-zinc project, a stand-alone project in Mexico, to Teck Resources Limited for cash consideration of $50 million. The carrying value of San Nicolas was nominal at September 30, 2017; the resulting gain will be recognized in the fourth quarter of 2017.
PROGRESS TOWARDS DELIVERING $250 MILLION OF SUSTAINABLE ANNUAL EFFICIENCIES
During the third quarter of 2017, the Company continued to execute its productivity and cost optimization program, with all operations participating in the delivery phase of the program.  At Cerro Negro and Goldcorp’s corporate offices, voluntary and involuntary staff reductions and other cost savings initiatives have been implemented which contribute to $115 million per year in cost reductions.  In the third quarter of 2017, Peñasquito and Eleonore continued the process of rationalizing maintenance and supply contracts.  Both Porcupine and Red Lake continue to achieve productivity goals related to underground mine development and site-wide cost reductions. Given the Company's progress to date, the program is likely to be extended and the efficiency target increased, after the Company attains its current target, which it expects to achieve by the middle of 2018.

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Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

BOARD APPOINTMENT
Mr. Matthew Coon Come was appointed to the Company's Board of Directors in July 2017. Mr. Coon Come is a national and international leader and advocate of indigenous rights, having previously served as both the Grand Chief of the Grand Council of the Crees and the Chairperson of the Cree Regional Authority for over 20 years. He also served as National Chief of the Assembly of First Nations from 2000 to 2003. Mr. Coon Come studied political science, economics, native studies and courses in law at both Trent and McGill Universities. In addition, he was granted the degree of Doctor of Laws Honoris Causta from Trent University in 1998 and the Honorary Doctor of Laws from the University of Toronto in 2000 in recognition of his leadership and the significance of his work.

MARKET OVERVIEW
Gold
The market price of gold is the primary driver of Goldcorp's profitability. The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world.
Source: London Bullion Market Association (LBMA) Gold PM Fix
In contrast to second quarter of 2017, the price of gold showed greater resolve throughout most of the third quarter of 2017, underpinned by geo-political risks in Europe and Asia as well as steady physical and Central Bank demand. Gold began the quarter at $1,240 per ounce and traded to a 12-month high of $1,357.50 in early September 2017, before profit-taking and a refocus on market expectations for further interest rate increases by the Federal Reserve saw prices slip to $1,280 for a net gain of $40 per ounce during a period typically characterized by quiet summer holiday trading conditions. During the third quarter of 2017, the Company realized an average gold price of $1,287 per ounce, a 3% decrease compared to $1,333 per ounce in the third quarter of 2016. For the nine months ended September 30, 2017, the Company realized an average gold price of $1,259 per ounce, a 1% decrease compared to $1,267 per ounce in the nine months ended September 30, 2016.
Currency Markets (1)
The results of Goldcorp's mining operations are affected by the US dollar exchange rates. The Company has exposure to the Canadian dollar at Éléonore, Musselwhite, Porcupine and Red Lake, exposure to the Mexican peso at Peñasquito, exposure to the Argentine peso at Cerro Negro and exposure to the Dominican Republic peso relating to its investment in Pueblo Viejo. The Company's exposure to the Mexican peso and Guatemalan quetzal decreased in the second quarter of 2017 after the closing of the sale of the Los Filos mine in April and the closure of the Marlin mine at the end of May.
Fluctuations in the US dollar can cause volatility of costs reported in US dollars. In addition, monetary assets and liabilities that are denominated in non-US dollar currencies, such as cash and cash equivalents and value-added taxes, are subject to currency risk. Goldcorp is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in non-US dollar currencies. Changes in exchange rates give rise to temporary differences resulting in deferred tax assets and liabilities with the resulting deferred tax charged or credited to income tax expense.
Goldcorp's financial risk management policy allows the hedging of foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company enters into Mexican peso currency hedge contracts to purchase Mexican pesos at pre-determined US dollar amounts. These contracts are entered into to normalize operating expenses and capital expenditures at Peñasquito expressed in US dollar terms.

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Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Currency markets continued to fluctuate in the third quarter of 2017. The Canadian dollar exhibited increased volatility during the third quarter of 2017, strengthening to a 2-year high against the US dollar in mid-September, as a result of two interest rate hikes from the Bank of Canada, and then falling back to $1.25 at the end of the quarter.   The Mexican peso remained relatively stable during the quarter.

The Argentine peso continued its weakening trend, despite significant rallies throughout the quarter. This trend is due largely to concerns of inflation continuing to exceed the central bank target, and political uncertainty surrounding the legislative elections in October 2017.

(1)	Foreign Exchange Rate Sources:

(a)	Canadian Dollar/US$: Bank of Canada Noon rate (July 1, 2016 - April 28, 2017), Bank of Canada Daily Average (April 29, 2017 - September 30, 2017)

(b)	Mexican Peso/US$: Central Bank of Mexico Current Day Fixing

(c)	Argentine Peso/US$: Central Bank of Argentina Current Day Fixing

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Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW OF QUARTERLY FINANCIAL AND OPERATING RESULTS

	September 30		June 30		March 31		December 31
	2017	2016	2017	2016	2017	2016	2016	2015
Financial Results
Revenues	$866	$915	$822	$753	$882	$944	$898	$1,072
Net earnings (loss)	$111	$59	$135	$(78)	$170	$80	$101	$(4,271)
Net earnings (loss) per share
– Basic and diluted	$0.13	$0.07	$0.16	$(0.09)	$0.20	$0.10	$0.12	$(5.14)
Operating cash flow	$315	$267	$158	$234	$227	$59	$239	$401
Adjusted operating cash flow (1)	$308	$401	$320	$204	$315	$330	$306	$339
Adjusted EBITDA (1), (2)	$396	$477	$417	$266	$421	$396	$519	$(4,595)
Expenditures on mining interests (cash basis)	$291	$168	$233	$177	$186	$182	$217	$251
– Sustaining	$143	$112	$133	$140	$113	$140	$145	$188
– Expansionary	$148	$56	$100	$37	$73	$42	$72	$63
Dividends paid	$15	$14	$16	$16	$15	$51	$16	$49
Operating Results (1)
Gold produced (thousands of ounces)	633	715	635	613	655	784	761	909
Gold sold (thousands of ounces)	606	686	649	616	646	799	768	918
Silver produced (thousands of ounces)	7,000	7,700	7,400	5,300	7,100	7,700	7,400	10,200
Copper produced (thousands of pounds)	6,300	16,900	7,900	14,400	9,700	17,200	20,400	21,400
Lead produced (thousands of pounds)	38,300	33,700	26,100	17,100	32,400	29,000	29,600	40,500
Zinc produced (thousands of pounds)	98,400	75,200	84,100	38,300	80,700	71,100	78,300	89,300
Average realized gold price (per ounce)	$1,287	$1,333	$1,256	$1,277	$1,236	$1,203	$1,181	$1,098
Cash costs: by-product (per ounce) (3)	$483	$554	$510	$728	$540	$557	$481	$687
Cash costs: co-product (per ounce) (4)	$663	$657	$644	$716	$701	$604	$619	$739
All-in sustaining costs (per ounce)	$827	$812	$800	$1,067	$800	$836	$747	$977

(1)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis in the table above. Adjusted operating cash flows, Adjusted EBITDA and AISC are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33-40 of this report.

(2)
Adjusted EBITDA for the three months ended December 31, 2016 includes an impairment reversal of $49 million and for the three months ended December 31, 2015 includes an impairment charge of $4.9 billion. Please refer to the respective quarterly reports for other non-cash or other items that management believes are not reflective of the performance of the underlying operations.

(3)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Cerro Negro, Marlin and Pueblo Viejo; by-product lead, zinc and copper sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.13 per silver ounce (2016 – $4.09 per silver ounce) sold to Wheaton Precious Metals Corp. ("Wheaton") and by-product copper sales revenues for Alumbrera).

(4)
Total cash costs: co-product, per ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33).

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Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF THIRD QUARTER FINANCIAL RESULTS
Three months ended September 30, 2017 compared to the three months ended September 30, 2016
Net earnings for the three months ended September 30, 2017 were $111 million, or $0.13 per share, compared to net earnings of $59 million, or $0.07 per share, for the three months ended September 30, 2016. The increase in net earnings in the third quarter of 2017 compared to the same period in 2016 was primarily due to higher earnings from Peñasquito from higher gold and zinc production from metal recoveries and increases in zinc market prices, the impact of the Company's initiative to realize $250 million of sustainable annual efficiencies and an increase in the Company's income tax recovery compared to the same period in the prior year. These increases were partially offset by lower earnings from Red Lake as the mine focused on increased mine development and initiatives to enhance mining methods and rationalize the cost structure as it transitions to a lower grade mining environment, and a decrease in earnings from Pueblo Viejo due to lower ore grades attributable to the mining sequence.

Net earnings and earnings per share for the third quarter of 2017 were affected by a negative impact from the buildup of unsold gold at the end of the quarter and, for both the third quarter of 2017 and 2016, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as (increases)/decreases to net earnings and net earnings per share):

	Three months ended September 30, 2017			Three months ended September 30, 2016
(in millions, except per share)	Pre-tax	After-tax	Per share ($/share)	Pre-tax	After-tax	Per share ($/share)
(Positive)/negative deferred tax effects of foreign exchange on tax assets and liabilities and losses (1)	$—	$(40)	$(0.04)	$—	$22	$0.03
Unrealized foreign exchange loss on Argentine peso denominated construction value-added tax receivable	$2	$2	$—	$2	$2	$—
Restructuring costs	$1	$1	$—	$6	$4	$0.01

(1)
Positive deferred tax effects of foreign exchange on tax assets and liabilities and losses of $40 million in the three months ended September 30, 2017 (three months ended September 30, 2016 – negative deferred tax effects of $22 million) was primarily comprised of a foreign exchange gain on the translation of current and deferred income tax assets and liabilities, arising primarily from acquisitions and dispositions, of $19 million (three months ended September 30, 2016 – foreign exchange loss of $30 million) and Argentine tax deductible foreign exchange losses on US dollar denominated debt in local currency of $21 million (three months ended September 30, 2016 – $8 million).

Revenues

Three months ended September 30	2017 (1)	2016 (1)	Change %
Gold
Revenue (millions)	$628	$716	(12)%
Ounces sold (thousands)	490	537	(9)%
Average realized price ($/ounce)	$1,287	$1,336	(4)%
Silver
Revenue (millions)	$90	$119	(24)%
Ounces sold (thousands)	6,780	7,355	(8)%
Average realized price ($/ounce)	$14.01	$16.93	(17)%
Other metals
Revenue (millions)	$148	$80	85%
Total revenue (millions)	$866	$915	(5)%

(1)	Excludes attributable share of revenues from the Company's associates.
Revenues decreased by $49 million, or 5%, primarily due to decreases in gold and silver sales volumes of 9% and 8%, respectively, and decreases in the average realized gold and silver realized prices, partially offset by a 33% increase in the average realized zinc price and higher zinc sales volumes. The decrease in the gold sales volumes was primarily due to lower sales at Red Lake, due to lower tonnes and grade from the High Grade Zone, and the impact of the sale of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017, offset partially by higher sales volumes at Peñasquito and Cerro Negro. The decrease in silver sales volumes was due to the closure of Marlin in the second quarter of 2017. The increase in zinc sales volumes was due to higher grade ore processed at Peñasquito.

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Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Production Costs
Production costs in the third quarter of 2017 decreased by $64 million, or 12%, when compared to the same period in the prior year primarily due to the closure of Marlin in the second quarter of 2017 ($49 million) and the divestiture of Los Filos in April 2017 ($32 million) and the impact of the Company's initiative to realize $250 million of sustainable annual efficiencies. These decreases were partially offset by higher costs at Cerro Negro due to the elimination of an export tax credit at the end of 2016 and the impact of inflation in Argentina out-pacing the devaluation of the Argentine peso.
Depreciation and Depletion

Three months ended September 30	2017 (1)	2016 (1)	Change %
Depreciation and depletion (millions)	$250	$267	(6)%
Sales ounces (thousands)	490	537	(9)%
Depreciation and Depletion per ounce	$510	$497	3%

(1)	Excludes attributable share of depreciation and depletion from the Company's associates.
Depreciation and depletion decreased by $17 million, or 6%, mainly due to a decrease in sales volumes. The lower sales volumes were primarily due to lower sales at Red Lake and the impact of the sale of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017, offset partially by higher sales volumes at Peñasquito and Cerro Negro.
Share of Net Earnings Related to Associates and Joint Venture

Three months ended September 30	2017	2016	Change %
Pueblo Viejo	$26	$47	(45)%
Alumbrera	—	—	—%
NuevaUnión	1	—	—%
Share of net earnings related to associates and joint venture	$27	$47	(43)%
The Company’s share of earnings related to associates and joint venture decreased by $20 million in the third quarter of 2017 compared to the same period in the prior year primarily due to a decrease in net earnings from Pueblo Viejo due to lower grades attributable to the mining sequence. Higher grade ore is expected in the fourth quarter of 2017. With respect to Alumbrera, the Company has discontinued recognizing its share of earnings or losses of Alumbrera since impairing the investment to nil in 2015, and did not recognize its share of earnings of Alumbrera for the three months ended September 30, 2017 as future earnings will be recognized only after the Company's provision to fund its share of Alumbrera's reclamation costs is fully reversed. At September 30, 2017, the balance of the Company's provision to fund its share of Alumbrera's reclamation costs was $42 million.
Corporate Administration
Corporate administration expenses decreased by $2 million in the third quarter of 2017 compared to the third quarter of 2016, primarily due to lower employee compensation expense as a result of the impact of cost savings initiatives undertaken in 2016 and the first quarter of 2017 to restructure and decentralize the Company's operating model.
Restructuring Costs
Restructuring costs were $1 million in the three months ended September 30, 2017 compared to $6 million in the third quarter of 2016. Restructuring costs in 2017 have been lower than 2016 as the majority of the workforce reductions from the decentralization initiative at several mine site and corporate offices were executed in 2016.
Other Income/Expense
Other expense of $1 million for the three months ended September 30, 2017 was comprised primarily of foreign exchange losses arising from value added tax receivables denominated in Argentine pesos, net of foreign exchange gains on Canadian dollar cash balances, partially offset by gains on dispositions of securities and interest income on loans held with Pueblo Viejo. Other income of $5 million for the three months ended September 30, 2016 related primarily to interest income on loans held with Pueblo Viejo and short-term money market investments and gains on dispositions of investments in securities, offset partially by foreign exchange losses arising primarily on value added tax receivables denominated in Mexican and Argentine pesos.

GOLDCORP  |  10

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Income Tax Recovery
Income tax recovery for the three months ended September 30, 2017 of $19 million represented a negative 21% rate (three months ended September 30, 2016 – income tax expense of $30 million representing a 34% rate) and was impacted by:

•
$19 million foreign exchange gains on the translation of deferred income tax assets and liabilities arising primarily from acquisitions, compared to $30 million foreign exchange losses for the three months ended September 30, 2016; and

•
A higher effective tax rate in the third quarter of 2017 compared to the third quarter of 2016, after adjusting for the above noted item and non-deductible share-based compensation expense. The increase in the effective tax rate in the third quarter of 2017 was primarily due to lower after-tax income from associates that is not subject to further income tax, compared to the three months ended September 30, 2016, which was partially offset by higher tax deductible Argentine Peso foreign exchange losses on US dollar denominated debt, compared to the three months ended September 30, 2016.

AISC
AISC were $827 per ounce (1) for the three months ended September 30, 2017, compared to $812 per ounce for the three months ended September 30, 2016. The increase in AISC was primarily due to lower gold sales ($109 per ounce) and higher sustaining capital ($50 per ounce), mainly offset by lower production costs ($122 per ounce) and the impact of by-product production and market prices ($20 per ounce). The increase in sustaining capital was primarily due to costs associated with the tailings dam raise at Peñasquito and higher sustaining capital expenditures at Éléonore as a result of a planned increase in development rates and expenditures on the tailings cell and expansion of the waste pad.

(1)	AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33-40 of this report.

GOLDCORP  |  11

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF THIRD QUARTER FINANCIAL RESULTS
Nine months ended September 30, 2017 compared to the nine months ended September 30, 2016
Net earnings for the nine months ended September 30, 2017 were $416 million, or $0.48 per share, compared to net earnings of $61 million, or $0.07 per share, for the nine months ended September 30, 2016. The increase in net earnings for the nine months ended September 30, 2017 compared to the same period in 2016 was primarily due to higher earnings from Peñasquito from increases in zinc market prices and higher gold and zinc production from higher metal recoveries and higher ore grades, the impact of the Company's initiative to realize $250 million of sustainable annual efficiencies, and an increase in the Company's income tax recovery compared to the same period in the prior year. These increases were partially offset by lower earnings from Red Lake as the mine focused on increased mine development and initiatives to enhance mining methods and rationalize the cost structure as it transitions to a lower grade mining environment, and lower earnings at Porcupine due to increases in mine development expenses and depreciation and depletion expense related to the Hoyle Deep winze. The sale of Los Filos and closure of Marlin, on a combined basis, did not have a significant impact on results for the nine month period September 30, 2017 compared to the same period in the prior year.
Net earnings and earnings per share for the nine months ended September 30, 2017 were affected by a negative impact from the buildup of unsold gold at the end of the September 2017 and, for both the nine months ended September 30, 2017 and 2016, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as (increases)/decreases to net earnings and net earnings per share):

	Nine months ended September 30, 2017			Nine months ended September 30, 2016
(in millions, except per share)	Pre-tax	After-tax	Per share ($/share)	Pre-tax	After-tax	Per share ($/share)
Reduction in the Company's obligation to fund its share of Alumbrera's reclamation costs (1)	$(26)	$(26)	$(0.03)	$—	$—	$—
(Positive)/negative deferred tax effects of foreign exchange on tax assets and liabilities and losses (2)	$—	$(146)	$(0.17)	$—	$42	$0.05
Restructuring costs	$4	$3	$—	$45	$32	$0.04
Unrealized foreign exchange loss on Argentine peso denominated construction value-added tax receivable	$5	$5	$—	$22	$22	$0.03

(1)
$7 million of the $33 million reduction in the Company's provision to fund its share of Alumbrera’s reclamation costs relates to Alumbrera's financial performance for the nine months ended September 30, 2017 and is therefore considered reflective of the performance of the Company's underlying operations.

(2)
Positive deferred tax effects of foreign exchange on tax assets and liabilities and losses of $146 million in the nine months ended September 30, 2017 (nine months ended September 30, 2016 – negative deferred tax effects of $42 million) was primarily comprised of a foreign exchange gain on the translation of current and deferred income tax assets and liabilities, arising primarily from acquisitions and dispositions, of $100 million (nine months ended September 30, 2016 – foreign exchange loss of $121 million) and Argentine tax deductible foreign exchange losses on US dollar denominated debt in local currency of $46 million (nine months ended September 30, 2016 – $79 million).

Revenues

Nine months ended September 30	2017 (1)	2016 (1)	Change %
Gold
Revenue (millions)	$1,916	$2,148	(11)%
Ounces sold (thousands)	1,526	1,699	(10)%
Average realized price	$1,259	$1,266	(1)%
Silver
Revenue (millions)	$282	$289	(2)%
Ounces sold (thousands)	20,730	19,525	6%
Average realized price	$14.27	$15.45	(8)%
Other metals
Revenue (millions)	$372	$175	113%
Total revenue (millions)	$2,570	$2,612	(2)%

(1)	Excludes attributable share of revenues from the Company's associates.

GOLDCORP  |  12

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Revenues for the nine months ended September 30, 2017 were generally consistent with the same period in the prior year as the $232 million decrease in gold revenues was mostly offset by an increase of approximately $195 million in zinc and lead revenue. The decrease in gold revenues was primarily due to lower sales volumes at Red Lake, due to lower tonnes and grade from the High Grade Zone, and the impact of the sale of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017, offset partially by higher sales volumes at Peñasquito. The increase in zinc and lead revenue were due to increases in the average realized prices of 39% and 28%, respectively, and increases in sales volumes of 41% and 24%, respectively. The increase in zinc and lead sales volumes was due to higher grade ore, tonnes milled and metal recoveries at Peñasquito.
Production Costs
Production costs for the nine months ended September 30, 2017 decreased by $115 million, or 7%, when compared to the same period in the prior year, primarily due to the divestiture of Los Filos in April 2017, including the impact of lower production prior to its sale ($102 million), and the closure of Marlin in the second quarter of 2017 ($88 million). These decreases were partially offset by higher costs at Peñasquito ($49 million) due to higher fuel prices as a result of the deregulation of the fuel markets and a one-time $12 million charge to the oxide heap leach operation which was recognized in the first quarter of 2017, higher costs at Porcupine ($12 million) due to an increase in expensed mine development costs and higher costs at Cerro Negro ($9 million) due to the elimination of an export tax credit at the end of 2016 and the impact of inflation in Argentina out-pacing the devaluation of the Argentine peso, which more than offset the cost reductions from employee and contractor reductions. Production costs in 2016 were also lower comparatively due to a prolonged period of planned and unplanned maintenance at Peñasquito during the second quarter of 2016.
Depreciation and Depletion

Nine months ended September 30	2017 (1)	2016 (1)	Change %
Depreciation and depletion (millions)	$735	$770	(5)%
Sales ounces (thousands)	1,526	1,699	(10)%
Depreciation and Depletion per ounce	$482	$453	6%

(1)	Excludes attributable share of depreciation and depletion from the Company's associates.
Depreciation and depletion decreased by $35 million, or 5%, mainly due to lower sales volumes, offset partially by the impact of incremental depletion from the Hoyle Deep winze at Porcupine which finished construction in 2016. The lower sales volumes were primarily due to lower sales at Red Lake and the impact of the sale of Los Filos in April 2017 and closure of Marlin in the second quarter of 2017, offset partially by higher sales volumes at Peñasquito.
Share of Net Earnings Related to Associates and Joint Venture

Nine months ended September 30	2017	2016	Change %
Pueblo Viejo	$94	$109	(14)%
Alumbrera	33	—	–
NuevaUnión	1	2	(50)%
Share of net earnings related to associates and joint venture	$128	$111	15%
The Company’s share of earnings related to associates and joint venture increased by $17 million in the third quarter of 2017 compared to the same period in the prior year primarily due to a $33 million reduction in the Company's provision to fund its share of Alumbrera’s reclamation costs in the first quarter of 2017, which was classified as Share of Net Earnings Related to Associates and Joint Venture, offset partially by a $15 million decrease in net earnings from Pueblo Viejo. The reduction in the provision for Alumbrera reflected the expectation that Alumbrera will be able to fund a greater portion of its reclamation costs than previously estimated due to improved financial results, primarily as a result of higher realized copper prices. At December 31, 2015, the Company recognized an impairment of its investment in Alumbrera, resulting in the carrying amount of its interest being reduced to zero, and recognized a $75 million provision to fund its share of Alumbrera's reclamation costs. Since then, the Company discontinued recognizing its share of losses of Alumbrera and did not recognize its share of earnings of Alumbrera for the nine months ended September 30, 2017 as future earnings will be recognized only after the Company's provision to fund its share of Alumbrera's reclamation costs is fully reversed. The decrease in net earnings from Pueblo Viejo was primarily due to lower grades in the third quarter of 2017, attributable to the mining sequence. Higher grade ore is expected in the fourth quarter of 2017.

GOLDCORP  |  13

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Impairment reversal/expense
The Company recorded a net impairment reversal of $3 million in the nine months ended September 30, 2017. The net impairment reversal was comprised of a reversal of impairment at Cerro Blanco of $19 million, which was based on the expected proceeds from the sale to Bluestone Resources Inc. being greater than the carrying value of the asset, partially offset by an impairment expense at Los Filos of $16 million, based on changes to the carrying value of the Los Filos assets sold to Leagold Mining Corporation ("Leagold").

Corporate Administration
Corporate administration expenses decreased by $37 million in the nine months ended September 30, 2017 compared to the same period in the prior year, primarily due to lower employee compensation expense as a result of the impact of cost savings initiatives undertaken in 2016 and the first quarter of 2017 to restructure and decentralize the Company's operating model.
Restructuring Costs
Restructuring costs were $4 million for the nine months ended September 30, 2017 compared to $45 million for the nine months ended September 30, 2016. Restructuring costs in 2017 have been lower than 2016 as the majority of the workforce reductions from the decentralization initiative at several mine site and corporate offices were executed in 2016.
Other Income/Expense
Other income of $22 million for the nine months ended September 30, 2017 was comprised primarily of interest income on loans held with Pueblo Viejo, gains on dispositions of investments in securities and foreign exchange gains arising primarily on cash balances denominated in Canadian dollars and Mexican pesos and value added tax receivables denominated in Mexican pesos, offset partially by foreign exchange losses on accounts payable denominated in Mexican pesos and value added tax receivables denominated in Argentine pesos. Other expense of $1 million for the nine months ended September 30, 2016 was comprised of a $59 million foreign exchange loss arising primarily on value added tax receivables denominated in Argentine and Mexican pesos which was offset partially by $38 million of interest income on loans held with Pueblo Viejo and short term money market investments and gains of $22 million on dispositions of investments in securities.
Income Tax Expense/Recovery
Income tax recovery for the nine months ended September 30, 2017 of $124 million represented a negative 42% rate (nine months ended September 30, 2016 – income tax recovery of $22 million representing a 27% rate) and was impacted by:

•
$100 million foreign exchange gains on the translation of deferred income tax assets and liabilities arising primarily from acquisitions, compared to $121 million foreign exchange losses for the nine months ended September 30, 2016; and

•
A lower effective tax rate in the first nine months of 2017 compared to the first nine months of 2016, after adjusting for the above noted item and non-deductible share-based compensation expense. The decrease in the effective tax rate for the first nine months of 2017 was primarily due to higher after-tax income from associates that is not subject to further income tax compared to the nine months ended September 30, 2016, which was partially offset by lower tax deductible Argentine Peso foreign exchange losses on US dollar denominated debt, compared to the nine months ended September 30, 2016.

AISC
AISC were $808 per ounce(1) for the nine months ended September 30, 2017, compared to $896 per ounce for the nine months ended September 30, 2016. The decrease in AISC was primarily due to the higher by-product production at Peñasquito and by-product prices ($93 per ounce), lower production costs ($61 per ounce), lower Corporate Administration costs ($18 per ounce), and lower sustaining capital ($4 per ounce) partially offset by lower gold sales ($95 per ounce).

(1)	AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33-40 of this report.

GOLDCORP  |  14

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL POSITION AND LIQUIDITY
The following table summarizes Goldcorp's cash flow activity:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Cash flow
From continuing operations provided by operating activities	$315	$267	$700	$560
From continuing operations used in investing activities	(239)	(111)	(742)	(436)
From continuing operations (used) provided by financing activities	(1)	(144)	20	(110)
(Decrease) Increase in cash and cash equivalents	75	12	(22)	14
Cash and cash equivalents, beginning of period	80	328	157	326
Decrease in cash and cash equivalents reclassified as held for sale	—	—	20	—
Cash and cash equivalents, end of period	$155	$340	$155	$340
Cash flow provided by operating activities for the three and nine months ended September 30, 2017 increased by $48 million and $140 million, respectively, compared to the same periods in the prior year, primarily due to positive changes in non-cash working capital of $89 million and $106 million, respectively. The positive changes in non-cash working capital for both periods were primarily due to timing of payments. Changes in the Company's non-cash working capital can be significantly impacted by the timing of value added tax (“VAT”) refunds received from taxing authorities in the various jurisdictions in which the Company operates, including Mexico and Argentina, as the timing of refunds are dependent upon many factors. In June 2017, the Mexican government’s tax authority indicated that it had experienced an increase in VAT refund requests and as a result had commenced more in-depth assessments of the requests which resulted in the Company not receiving any VAT refunds from the Mexican government in the second quarter and receiving only $6 million in the third quarter of 2017 (second quarter of 2016 - $30 million; third quarter of 2016 - $28 million). Subsequent to September 30, 2017, the Company received VAT refund proceeds of $85 million and $27 million from the Mexican and Argentinian tax authorities, respectively.
The increase in cash flow used in investing activities for the three months ended September 30, 2017 compared to the three months ended September 30, 2016 was primarily due to increases in expenditures on mining interest as noted below, offset partially by the payment by Leagold to the Company of the $29 million promissory note which formed part of the proceeds on the sale of Los Filos.
The increase in cash flow used in investing activities for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016 was mainly due to $266 million, including transaction costs, paid to acquire Kinross' 25% interest in the Cerro Casale project, increases in expenditures on mining interests as noted below and the purchase of a 4% gold stream on the El Morro deposit, part of the Company's NuevaUnión joint venture, from New Gold Inc. for $65 million. These increases were offset partially by $271 million, net of transaction costs and cash disposed, received on the sale of Los Filos and Cerro Blanco. Further, the Company received a principal repayment from Pueblo Viejo of $43 million, which partially offset purchases of securities and interest paid in the period of $58 million.
Expenditures on mining interests (including deposits on mining interest expenditures) were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Peñasquito	$151	$47	$304	$167
Cerro Negro	20	24	58	75
Red Lake	18	21	55	76
Éléonore	25	23	83	62
Porcupine	24	11	74	41
Musselwhite	11	7	36	19
Other	16	21	56	53
Total	$265	$154	$666	$493
The increase in expenditures on mining interests during the three and nine months ended September 30, 2017 compared to the same periods in the prior year was due primarily to increases in expansionary capital of $92 million and $186 million, respectively, related to the construction of the Pyrite Leach Project at Peñasquito, the development ramp at Borden and the Material Handling Project at Musselwhite.

GOLDCORP  |  15

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

The decrease of $143 million in cash used in financing activities during the three months ended September 30, 2017 as compared to the three months ended September 30, 2016 was primarily due to a $16 million draw on the credit facility in the three months ended September 30, 2017, compared to a repayment of $125 million in the three months ended September 30, 2016. The increase of $130 million in cash provided by financing activities during the nine months ended September 30, 2017 as compared to the same period in the prior year was primarily due to a $70 million draw on the credit facility in the nine months ended September 30, 2017 compared to a draw of nil in the same period in the prior year, combined with a $35 million decrease in dividends paid in the nine months ended September 30, 2017 compared to the same period in 2016. Effective April 1, 2016, the Company’s Board of Directors reduced the annual dividend to $0.08 per share and amended the dividend payment schedule such that dividends were paid quarterly commencing in June 2016.
On June 22, 2017, the Company completed the extension of its $3.0 billion credit facility term by one year to June 22, 2022. The unsecured, floating-rate facility bears interest at LIBOR plus 150 points when drawn, based on Goldcorp's current bond ratings, and is intended to be used for liquidity and general corporate purposes.
At September 30, 2017, the Company's adjusted net debt was $2.2 billion(1), consistent with the adjusted net debt balance at December 31, 2016. During the third quarter of 2017, the Pueblo Viejo joint venture repaid the remainder of the project finance facility. At September 30, 2017, excluding cash and cash equivalents held at associates of $156 million, the Company had $3.1 billion of available liquidity, comprised of $195 million of cash and cash equivalents and short term investments, and $2.9 billion available on its $3.0 billion credit facility.
The Company may from time to time seek to retire or repurchase its outstanding debt in open market purchases, privately negotiated transactions or otherwise.  Such repurchases, if any, will depend upon prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors.  The amount of debt retired or repurchased may be material.

(1)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis. Adjusted net debt is non-GAAP financial performance measure with no standardized definition under IFRS. For further information, please see pages 33-40 of this report.

Outstanding Share Data
As at October 25, 2017, there were 867 million common shares of the Company issued and outstanding and 7 million stock options outstanding, which are exercisable into common shares at exercise prices ranging between C$20.27 per share to C$33.48 per share, and 3 million restricted share units outstanding.
GUIDANCE (1)
2017 Guidance
Consistent with Goldcorp’s focus on profitable ounces and growing NAV per share, 2017 gold production is expected to be 2.5 million ounces (+/- 5%), in line with previous 2017 guidance.
Due to the focus on capital management discipline as part of the Company's $250 million sustainable annual efficiency program, the Company expects sustaining capital expenditures of $600 million for 2017 (+/- 5%), a reduction of $100 million compared to the Company's original guidance. Expansionary capital is also forecasted to be lower at $550 million (+/- 5%), a $50 million decrease compared to the Company's original guidance. In the second quarter of 2017, the Company's AISC guidance was reduced from $850 per ounce to $825 per ounce (+/- 5%). Total cash costs on a by-product basis are still expected to be $500 per ounce (+/- 5%) (2).
Company-wide exploration expenditures in 2017 are still expected to total $100 million, of which approximately 40% is expected to be expensed. Corporate administration expense is expected to be approximately $160 million, which includes share-based compensation of approximately $50 million. Depreciation and depletion expense is expected to be $425 per ounce. The effective tax rate on net income before share-based compensation is expected to be approximately 40%.
Five-Year Forecast
The Company’s five year outlook is focused on growing production by 20% to 3 million ounces, reducing AISC by 20% to $700 per ounce and growing gold reserves by 20% to 60 million ounces. Year-by-year gold production and AISC are forecast as follows:

Year	Gold Production (oz) (3) (+/-5%)	AISC ($/oz) (2), (4) (+/-5%)
2017	2,500,000	$825
2018	2,500,000	$800
2019	2,700,000	$750
2020	3,000,000	$700
2021	3,000,000	$700

GOLDCORP  |  16

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

(1)
Guidance projections (“Guidance”) are considered “forward-looking statements” and represent management’s good faith estimates or expectations of future production results as of the date hereof. Guidance is based upon certain assumptions, including, but not limited to, metal prices, oil prices, certain exchange rates and other assumptions. Such assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, Guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon Guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. See the "Cautionary Statement Regarding Forward-Looking Statements".

(2)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis. AISC per ounce and cash costs: by-product are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see pages 33-40 of this report.

(3)	The assumptions below were used to forecast total cash costs and gold equivalent ounces:

	2017 - 2018	2019 - 2021
Gold (oz)	$1,250	$1,250
Silver (oz)	$19.00	$19.00
Copper (lb)	$2.25	$2.25
Zinc (lb)	$1.00	$0.90
Lead (lb)	$0.89	$0.80
Foreign exchange (respectively to the US$)
Canadian dollar	$1.30	$1.30
Mexican peso	19.00	16.25

(4)
The Company’s projected AISC are not based on GAAP total production cash costs, which forms the basis of the Company’s cash costs: by-product. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital, non-sustaining expenditures, tax payments, dividends and financing costs. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization and tax payments. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection.

OPERATIONAL REVIEW
The Company’s principal producing mining properties are comprised of the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; the Pueblo Viejo mine (40.0% interest) in the Dominican Republic and the Red Lake, Éléonore, Porcupine, and Musselwhite mines in Canada.
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual mine site as an operating segment for financial reporting purposes except as noted below.
Following the Company's acquisition and divestitures and the closure of the Marlin mine during the three months ended June 30, 2017, the Company reassessed its segments for financial reporting purposes. The Company concluded that Marlin and Los Filos were no longer operating segments and are included in Other; they were previously included in the Other mines operating segment. The Company's 37.5% interest in Alumbrera, which was previously reported as Other associate, and the Company's interest in Leagold, are also presented in Other, because their financial results do not meet the quantitative threshold required for segment disclosure purposes. Prior periods have been re-presented to reflect the current presentation.
The Company’s 100% interests in the Cochenour and Borden projects in Canada are included in the Red Lake and Porcupine reportable operating segments, respectively. The Company's 50% interests in the NuevaUnión and the Cerro Casale/Caspiche projects in Chile, and 100% interest in the Coffee project in the Yukon, are included in Other.
The Company’s principal product is gold bullion which is sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders.

GOLDCORP  |  17

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Segmented Financial and Operating Highlights

Three months ended September 30		Revenue ($ millions)	Gold produced (000's of ounces)	Gold sold (000's of ounces)	Total cash costs: by-product ($/oz) (1), (4)	AISC ($/oz) (3), (4)	Earnings (loss) from operations ($ millions)
Peñasquito	2017	395	133	133	(168)	288	118
	2016	289	121	100	423	777	22
Cerro Negro	2017	166	115	118	510	712	15
	2016	147	96	99	450	651	26
Red Lake	2017	49	43	38	981	1,417	(6)
	2016	111	84	82	516	775	34
Éléonore	2017	95	77	74	802	1,067	—
	2016	87	68	66	876	970	(4)
Porcupine	2017	89	75	70	758	978	(4)
	2016	85	64	64	758	947	17
Musselwhite	2017	72	58	57	587	674	25
	2016	79	59	58	626	753	26
Other mines (2)	2017	—	—	—	—	—	—
	2016	117	73	68	816	983	2
Other (3)	2017	—	—	—	—	78	(24)
	2016	—	—	—	—	75	(6)
Total before associates and joint venture	2017	866	501	490	451	835	124
	2016	915	565	537	609	917	117
Pueblo Viejo (4)	2017	128	101	95	452	612	44
	2016	175	126	127	376	454	61
Other mines (2)	2017	42	31	21	1,361	1,611	(20)
	2016	61	24	22	237	330	21
Attributable segment total (4)	2017	1,036	633	606	483	827	148
	2016	1,151	715	686	554	812	199

GOLDCORP  |  18

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30		Revenue ($ millions)	Gold produced (000's of ounces)	Gold sold (000's of ounces)	Total cash costs: by-product ($/oz) (1), (4)	AISC ($/oz) (3), (4)	Earnings (loss) from operations ($ millions)
Peñasquito	2017	1,086	393	404	(18)	336	302
	2016	682	282	264	678	1,252	(1)
Cerro Negro	2017	436	322	313	487	689	44
	2016	442	297	312	443	633	75
Red Lake	2017	189	150	150	879	1,206	(9)
	2016	301	236	237	574	853	59
Éléonore	2017	269	221	214	846	1,115	(13)
	2016	264	209	209	845	951	(19)
Porcupine	2017	241	196	192	791	1,012	(12)
	2016	267	211	212	675	872	64
Musselwhite	2017	210	169	168	652	789	63
	2016	234	186	186	548	671	80
Other mines (2)	2017	139	83	85	738	795	(9)
	2016	422	281	279	782	922	9
Other (3)	2017	—	—	—	—	70	9
	2016	—	—	—	—	81	(82)
Total before associates and joint venture	2017	2,570	1,534	1,526	512	851	375
	2016	2,612	1,702	1,699	643	980	185
Pueblo Viejo (4)	2017	403	311	304	403	525	137
	2016	439	340	335	398	488	148
Other mines (2)	2017	157	78	71	961	1,105	(5)
	2016	177	70	67	693	791	31
Attributable segment total (4)	2017	3,130	1,923	1,901	512	808	507
	2016	3,228	2,112	2,101	606	896	364

(1)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.13 per silver ounce (2016 – $4.09 per silver ounce) sold to Wheaton). If silver, copper, lead and zinc were treated as co-products, total cash costs for the three and nine months ended September 30, 2017 would have been $663 and $669 per ounce of gold, respectively (three and nine months ended September 30, 2016 – $657 and $657, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 33).

(2)
As described above, the Company's investments in Marlin, Alumbrera and Leagold are included in 'Other' for segment reporting purposes. They have been disclosed separately in these tables, in 'Other mines', along with Los Filos up to the date of its disposal on April 7, 2017, to provide visibility into the impact of the Company's corporate administration expense on AISC.

(3)
For the purpose of calculating AISC, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate AISC in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on AISC directly incurred at the mine site. AISC for Other is calculated using total corporate expenditures and the Company's attributable gold sales ounces.

(4)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera, Pueblo Viejo, Leagold and NuevaUnión throughout this document. Total cash costs: by-product and AISC are non-GAAP performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 33-40 of this report.

GOLDCORP  |  19

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Peñasquito, Mexico (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	9,251	9,029	2%	27,501	24,869	11%
Mill head grade
Gold grade (grams/tonne)	0.71	0.69	3%	0.73	0.61	20%
Silver grade (grams/tonne)	26.31	25.36	4%	23.18	23.35	(1)%
Lead grade	0.26%	0.24%	8%	0.23%	0.22%	5%
Zinc grade	0.69%	0.56%	23%	0.63%	0.53%	19%
Mill Recovery Rate
Gold recovery	70%	63%	11%	67%	61%	10%
Silver recovery	84%	80%	5%	82%	78%	5%
Lead recovery	77%	76%	1%	75%	69%	9%
Zinc recovery	82%	79%	4%	81%	76%	7%
Payable Metal Produced
Gold (thousands of ounces)	133	121	10%	393	282	39%
Silver (thousands of ounces)	5,837	5,242	11%	16,004	13,073	22%
Lead (thousands of pounds)	38,300	33,700	14%	96,800	79,800	21%
Zinc (thousands of pounds)	98,400	75,200	31%	263,200	184,600	43%
Gold equivalent (thousands of ounces) (1)	317	292	9%	888	703	26%
Payable Metal Sold
Gold (thousands of ounces)	133	100	33%	404	264	53%
Silver (thousands of ounces)	5,910	5,242	13%	16,411	12,554	31%
Lead (thousands of pounds)	36,200	32,900	10%	94,800	76,400	24%
Zinc (thousands of pounds)	92,400	73,000	27%	266,600	189,300	41%
Total Cash Costs: By-product (per ounce)	$(168)	$423	(140)%	$(18)	$678	(103)%
Total Cash Costs: Co-product (per ounce)	$664	$849	(22)%	$645	$876	(26)%
AISC (per ounce)	$288	$777	(63)%	$336	$1,252	(73)%
Financial Data (in millions)
Revenues (2)	$395	$289	37%	$1,086	$682	59%
Production costs	$198	$197	1%	$564	$516	9%
Depreciation and depletion	$77	$70	10%	$216	$165	31%
Other	$2	$—	n/a	$4	$2	100%
Earnings from operations	$118	$22	436%	$302	$(1)	n/a
Expenditures on mining interests (cash basis)	$152	$49	210%	$308	$171	80%
– Sustaining	$58	$34	71%	$135	$146	(8)%
– Expansionary	$94	$15	527%	$173	$25	592%

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,250 per ounce of gold; by-product metal prices of $19.00 per ounce of silver; $0.90 per pound of zinc; and $0.80 per pound of lead (2016 – $1,100; $16.50; $0.95; and $0.90 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Wheaton at $4.13 per ounce (2016 – $4.09 ounce). The remaining 75% of silver ounces are sold at market rates.

GOLDCORP  |  20

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights
Gold production for the three and nine months ended September 30, 2017 was higher primarily due to higher metal recoveries and for the nine month period, higher tonnes milled and higher grade. The improved results have been driven by improvements at Peñasquito's mill as a result of opportunities identified to achieve sustainable efficiencies including improved equipment reliability and higher float cell recoveries which resulted in higher recoveries for all metals processed. The grade was higher than expected in the year to date partially as a result of positive grade reconciliation of approximately 10% to 20% in the higher grade areas of Phase 5D, as experienced in the past for higher grade areas of the mine. The nine month period ended September 30, 2016 also included a prolonged period of planned and unplanned maintenance. The mined grade is expected to decline in the fourth quarter of 2017 until 2019 when the Phase 6 stripping program exposes higher grade ore in the Peñasco pit. Offsetting the lower grade in the fourth quarter of 2017 is the expected increase in throughput as a result of the improved mill efficiencies. Pre-stripping of the Chile Colorado pit is ahead of schedule and will contribute to mill feed starting in 2018.
Earnings from operations increased substantially in the three and nine months ended September 30, 2017 compared to the same periods in the prior year due to 37% and 50% higher revenues, respectively, associated with selling the higher gold and by-product production and higher zinc prices of 33% and 39% for the three and nine month periods, partially offset for the nine month period by higher production costs as the nine months ending September 30, 2016 included an extended maintenance period.
AISC was substantially lower for the three and nine months ended September 30, 2017 due to higher gold and by-product production and higher realized zinc prices. This was partially offset by higher planned sustaining capital in the three month period relating to the tailings dam raise and the timing of other capital projects.
Expansionary capital relates to the Pyrite Leach Project and Chile Colorado pre-stripping (see the Project Pipeline section below).

GOLDCORP  |  21

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Cerro Negro, Argentina (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	260	178	46%	767	661	16%
Mill Gold grade (grams/tonne)	14.32	17.01	(16)%	13.47	14.33	(6)%
Mill Silver grade (grams/tonne)	123.3	163.5	(25)%	116.8	137.0	(15)%
Gold recovery rate	96%	95%	1%	96%	95%	1%
Silver recovery rate	83%	83%	—%	86%	87%	(1)%
Gold Produced (thousands of ounces)	115	96	20%	322	297	8%
Silver Produced (thousands of ounces)	836	805	4%	2,425	2,609	(7)%
Gold equivalent ounces produced (thousands of ounces)(1)	128	107	20%	359	336	7%
Gold Sold (thousands of ounces)	118	99	19%	313	312	—%
Silver Sold (thousands of ounces)	870	800	9%	2,360	2,768	(15)%
Total Cash Costs: By-product (per ounce)	$510	$450	13%	$487	$443	10%
Total Cash Costs: Co-product (per ounce)	$568	$533	7%	$550	$522	5%
AISC (per ounce)	$712	$651	9%	$689	$633	9%
Financial Data (in millions)
Revenues	$166	$147	13%	$436	$442	(1)%
Production costs	$75	$60	25%	$194	$185	5%
Depreciation and depletion	$72	$59	22%	$190	$172	10%
Other	$4	$2	100%	$8	$10	(20)%
Earnings from operations	$15	$26	(42)%	$44	$75	(41)%
Expenditures on mining interests (cash basis)	$20	$24	(17)%	$58	$75	(23)%
– Sustaining	$16	$18	(11)%	$50	$53	(6)%
– Expansionary	$4	$6	(33)%	$8	$22	(64)%

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,250 per ounce of gold and a by-product metal price of $19.00 per ounce of silver (2016 – $1,100 and $16.50, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

Operating and Financial Highlights
Gold production for the three and nine months ended September 30, 2017 was higher due to higher mined tonnes, partially offset by lower grade due to mine sequencing. Tonnes mined increased at Cerro Negro as operations continue to improve and the mine finished the quarter at a steady production rate of 3,000 tonnes per day. The mine has achieved steadily increasing productivity from the workforce and improvements in planning and execution. Ongoing development at Mariana Norte is expected to provide first ore from stopes in the second half of 2018 while development of the Emilia vein commenced in the third quarter of 2017, on plan, in order to supplement declining production from Eureka in 2019. The production ramp-up to 4,000 tonnes per day is expected to be achieved during the second half of 2018.
Earnings from operations for the three and nine months ended September 30, 2017 were lower as a result of higher depreciation and depletion due to higher tonnes milled and higher production costs. Production costs for the three and nine months ended September 30, 2017, net of an export subsidy of $11 million the third quarter of 2016 which has since been eliminated, were essentially unchanged as reductions in the cost structure and higher productivity offset the approximate 25% annualized inflation in Argentina.
AISC for the three and nine months ended September 30, 2017 were higher due to higher production costs and for the nine months ended September 30, 2017, due to lower silver sales.

GOLDCORP  |  22

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo, Dominican Republic (40%-owned)

(tabular amounts below represent Goldcorp's proportionate 40% share)

	Three months ended September 30			Nine months ended September 30
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	712	729	(2)%	2,279	2,192	4%
Mill head grade (grams/tonne)	4.77	5.79	(18)%	4.60	5.36	(14)%
Recovery rate	93%	93%	—%	93%	90%	3%
Gold Produced (thousands of ounces)	101	126	(20)%	311	340	(9)%
Gold Sold (thousands of ounces)	95	127	(25)%	304	335	(9)%
Total Cash Costs: By-product (per ounce)	$452	$376	20%	$403	$398	1%
Total Cash Costs: Co-product (per ounce)	$492	$418	18%	$445	$431	3%
AISC (per ounce)	$612	$454	35%	$525	$488	8%
Financial Data (in millions) (1)
Revenues	$128	$175	(27)%	$403	$439	(8)%
Production costs	$49	$56	(13)%	$144	$150	(4)%
Depreciation and depletion	$9	$12	(25)%	$29	$32	(9)%
Other	$—	$(1)	(100)%	$—	$(1)	(100)%
Earnings from operations	$70	$108	(35)%	$230	$258	(11)%
Expenditures on mining interests (cash basis)	$15	$9	67%	$34	$28	21%
– Sustaining	$15	$9	67%	$34	$28	21%
– Expansionary	$—	$—	n/a	$—	$—	n/a

(1)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis. For the three and nine months ended September 30, 2017, the Company's equity earnings from Pueblo Viejo were $ 27 million and $94 million, respectively (three and nine months ended September 30, 2016 – equity earnings of $47 million and $109 million, respectively).

Operating and Financial Highlights
Gold production for the three and nine months ended September 30, 2017 was lower primarily due to lower grades and partially offset for the nine month period by higher gold recovery. Ore mined increased in comparison with the three and nine months ended September 30, 2016 primarily due to the commencement of a new phase in the Moore pit which allowed for higher fleet efficiency. The higher gold recovery in the nine months period ended September 30, 2017 was a result of processing ore with lower organic carbon content compared to the three and nine months ended September 30, 2016. The decrease in head grade was attributable to the mining sequence with higher grade ore expected in the fourth quarter of 2017.
Earnings from operations in the three and nine months ended September 30, 2017 were lower and AISC were higher primarily due to lower gold sales, partially offset by lower production costs due to fewer planned maintenance shutdowns in the current year combined with higher equipment rental costs in the prior year periods as a result of the oxygen plant motor failure. These lower costs were partially offset by higher fuel costs. AISC were also higher due to higher sustaining capital as a result of spending related to the tailings facilities and maintenance projects.

GOLDCORP  |  23

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Red Lake, Canada (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	143	172	(17)%	403	476	(15)%
Mill head grade (grams/tonne)	11.25	17.12	(34)%	12.64	16.79	(25)%
Recovery rate	93%	97%	(4)%	94%	96%	(2)%
Gold Produced (thousands of ounces)	43	84	(49)%	150	236	(36)%
Gold Sold (thousands of ounces)	38	82	(54)%	150	237	(37)%
Total Cash Costs: By-product (per ounce)	$981	$516	90%	$879	$574	53%
AISC (per ounce)	$1,417	$775	83%	$1,206	$853	41%
Financial Data (in millions)
Revenues	$49	$111	(56)%	$189	$301	(37)%
Production costs	$37	$42	(12)%	$132	$136	(3)%
Depreciation and depletion	$18	$31	(42)%	$62	$90	(31)%
Other	$—	$4	(100)%	$4	$16	(75)%
Earnings (loss) from operations	$(6)	$34	(118)%	$(9)	$59	(115)%
Expenditures on mining interests (cash basis)	$18	$21	(14)%	$55	$76	(28)%
– Sustaining	$16	$18	(11)%	$46	$56	(18)%
– Expansionary	$2	$3	(33)%	$9	$20	(55)%

Operating and Financial Highlights
Gold production for the three and nine months ended September 30, 2017 was lower due to lower tonnes and lower grade.  Red Lake's short-term decline in performance reflected a focus on initiatives expected to deliver long-term benefits including a significant cost and infrastructure rationalization program, the acceleration of underground development and the transition to predominately bulk method mining.  During the third quarter of 2017, underground development of 40 meters per day was achieved, a 20% increase over the prior year.  This is expected to liberate more ore in future periods. With the transition away from the depleting high grade zone and higher mined ore tonnages, the Red Lake mill has been temporarily re-commissioned to supplement the Campbell mill during the fourth quarter of 2017. The Red Lake mill provides operational flexibility to accommodate higher ore tonnages from time to time.
Red Lake had a loss from from operations for the three and nine months ended September 30, 2017 due to the lower revenues on lower gold sales, partially offset by lower depreciation and depletion associated with the lower gold production.
AISC for the three and nine months ended September 30, 2017 were higher due to lower gold sales while production costs remained relatively unchanged.   Higher AISC production costs per ounce were partially offset by lower sustaining capital.
Expansionary capital relates to planning and study work required for mining in the upper portion of Cochenour, which published an initial reserve estimate this quarter and has been integrated into the Red Lake mine plan (see the Project Pipeline section below).

GOLDCORP  |  24

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Éléonore, Canada (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	442	458	(3)%	1,353	1,289	5%
Mill head grade (grams/tonne)	5.85	5.22	12%	5.45	5.48	(1)%
Recovery rate	92%	91%	1%	91%	90%	1%
Gold Produced (thousands of ounces)	77	68	13%	221	209	6%
Gold Sold (thousands of ounces)	74	66	12%	214	209	2%
Total Cash Costs: By-product (per ounce)	$802	$876	(8)%	$846	$845	—%
AISC (per ounce)	$1,067	$970	10%	$1,115	$951	17%
Financial Data (in millions)
Revenues	$95	$87	9%	$269	$264	2%
Production costs	$59	$58	2%	$181	$177	2%
Depreciation and depletion	$33	$34	(3)%	$97	$107	(9)%
Other	$3	$(1)	n/a	$4	$(1)	n/a
Earnings (loss) from operations	$—	$(4)	n/a	$(13)	$(19)	32%
Expenditures on mining interests (cash basis)	$26	$23	13%	$84	$62	35%
– Sustaining	$18	$5	260%	$54	$20	170%
– Expansionary	$8	$18	(56)%	$30	$42	(29)%

Operating and Financial Highlights
Gold production for the three months ended September 30, 2017 was higher due to an increase in gold grade as a result of planned mine sequencing. Gold production for the nine months ended September 30, 2017 was higher due to higher tonnes milled. At Éléonore, as planned, tonnes mined for the three and nine months ended September 30, 2017 are consistent with the prior year. In order to maximize sustainable production, the critical focus continues to be on accelerating development in order to open up new mining fronts, increase capacity for mining tonnes on Horizon Five and increasing flexibility in the mine. The mine finished the third quarter of 2017 at a steady production rate of 5,600 tonnes per day. The mine continues on pace to achieve optimum production rates by the second half of 2018.
Earnings from operations in the three and nine months ended September 30, 2017 were higher than the same periods in the prior year as higher revenue from higher gold production was partially offset by higher production costs as a result of the impacts of a strengthening Canadian dollar against the US dollar.
AISC for the three and nine months ended September 30, 2017 were higher due to an increase in sustaining capital expenditures as a result of an increase in development work and expenditures on the tailings cell and expansion of the waste pad, all of which were planned for the third quarter of 2017.
Expansionary capital expenditures continue to decrease with the completion of the majority of the infrastructure required to support the designed throughput.

GOLDCORP  |  25

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine, Canada (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	881	876	1%	2,335	2,683	(13)%
Mill head grade (grams/tonne)	2.83	2.41	17%	2.81	2.60	8%
Recovery rate	92%	92%	—%	92%	92%	—%
Gold Produced (thousands of ounces)	75	64	17%	196	211	(7)%
Gold Sold (thousands of ounces)	70	64	9%	192	212	(9)%
Total Cash Costs: By-product (per ounce)	$758	$758	—%	$791	$675	17%
AISC (per ounce)	$978	$947	3%	$1,012	$872	16%
Financial Data (in millions)
Revenues	$89	$85	5%	$241	$267	(10)%
Production costs	$54	$48	13%	$155	$143	8%
Depreciation and depletion	$32	$21	52%	$86	$56	54%
Other	$7	$(1)	n/a	$12	$4	200%
Earnings (loss) from operations	$(4)	$17	(124)%	$(12)	$64	(119)%
Expenditures on mining interests (cash basis)	$24	$11	118%	$74	$41	80%
– Sustaining	$12	$9	33%	$33	$31	6%
– Expansionary	$12	$3	300%	$41	$10	310%

Operating and Financial Highlights
Gold production for the three months ended September 30, 2017 was higher due to the investment in additional development at Hoyle Pond which increased the mined tonnes from Hoyle by over 50% year over year, and positively impacted the average milled grade. The investment in higher development rates is enabling higher long-term sustainable mining rates at Hoyle Pond underground, as was experienced in September 2017. Gold production was comparatively lower for the nine months ended September 30, 2017 due only to the completion of processing of surface stockpiles in the first quarter of 2016.
Earnings from operations in the three and nine months ended September 30, 2017 were lower due to higher production costs as a result of higher expensed development costs, the impact of a strengthening Canadian dollar against the US dollar and higher depreciation and depletion, partially offset for the three month period by higher production. Depreciation and depletion increased as a result of incremental depletion from the Hoyle Deep winze which completed construction in 2016.
AISC for the three and nine months ended September 30, 2017 were higher due to higher production costs and higher sustaining capital, partially offset for the three month period by higher production.
Expansionary capital relates to the development and construction activities at the Borden project (see the Project Pipeline section below).

GOLDCORP  |  26

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite, Canada (100%-owned)

	Three months ended September 30			Nine months ended September 30
Operating Data	2017	2016	Change	2017	2016	Change
Tonnes of ore milled (thousands)	331	267	24%	912	840	9%
Average mill head grade (grams/tonne)	5.68	7.12	(20)%	5.95	7.19	(17)%
Average recovery rate	97%	96%	1%	96%	96%	—%
Gold Produced (thousands of ounces)	58	59	(2)%	169	186	(9)%
Gold Sold (thousands of ounces)	57	58	(2)%	168	186	(10)%
Total Cash Costs: By-product (per ounce)	$587	$626	(6)%	$652	$548	19%
AISC (per ounce)	$674	$753	(10)%	$789	$671	18%
Financial Data (in millions)
Revenues	$72	$79	(9)%	$210	$234	(10)%
Production costs	$33	$36	(8)%	$109	$102	7%
Depreciation and depletion	$11	$15	(27)%	$31	$47	(34)%
Other	$3	$2	50%	$7	$5	40%
Earnings from operations	$25	$26	(4)%	$63	$80	(21)%
Expenditures on mining interests (cash basis)	$11	$7	57%	$36	$19	89%
– Sustaining	$1	$5	(80)%	$15	$17	(12)%
– Expansionary	$10	$2	400%	$21	$2	950%

Operating and Financial Highlights
Gold production for the three month period ended September 30, 2017 was essentially unchanged due to planned lower grade offset by higher tonnes mined. Gold production for the nine month period ended September 30, 2017 was lower due to lower grade, partially offset by higher tonnes mined. Lower grades in the first three quarters of 2017 were the result of planned sequencing in the mine and higher than expected dilution in the first quarter of 2017 from larger stopes. In the second quarter of 2017, Musselwhite implemented revised stope designs and a review process to reduce dilution which successfully decreased dilution by 12% by the third quarter of 2017, in line with long term expectations. Planned sequencing is expected to provide higher grade from the mine in the fourth quarter of 2017 compared to the first three quarters of 2017.
Earnings from operations were essentially unchanged for three month period ended September 31, 2017 and, for the nine month period ended September 30, 2017 were lower as a result of lower ounces sold and higher production costs due to the impact of a strengthening Canadian dollar against the US dollar, partially offset by lower depletion and depreciation charges.
AISC were lower for the three month period ended September 30, 2017 primarily due to lower production costs and lower sustaining capital. AISC were higher for nine months period ended September 30, 2017 primarily due to lower gold production and higher production costs.
Expansionary capital expenditures relate to the Materials Handling Project (see the Project Pipeline section below).

GOLDCORP  |  27

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

PROJECT PIPELINE
The Company has numerous projects underway and the current anticipated milestones for 2017 through 2021 are outlined below:
Expenditures relating to projects for the three and nine months ended September 30, 2017 and 2016 were as follows (in millions):

	Three Months Ended September 30		Nine Months Ended September 30
	2017	2016	2017	2016
Peñasquito – Pyrite Leach	$78	$15	$155	$21
Peñasquito – Chile Colorado	14	—	14	—
Musselwhite – Materials Handling	10	1	21	2
Porcupine – Borden	12	3	41	10
Coffee	9	7	18	7
Red Lake – Cochenour	2	3	9	20
Red Lake – HG Young	—	1	1	7
Porcupine – Century	4	—	8	—
NuevaUnión (50%)	8	—	22	7
Eleonore (1)	8	18	30	42
Cerro Negro	4	6	8	22
Other	3	3	5	4
TOTAL	$152	$57	$332	$142
(1) Eleonore's 2017 expansionary capital relates primarily to the water treatment plant, which was commissioned in the third quarter of 2017.
Of the $152 million and $332 million of project expenditures for the three and nine months ended September 30, 2017 (2016 - $57 million and $142 million for the three and nine months ended September 30, 2016), $148 million and $321 million ($47 million and $126 million for the three and nine months ended September 30, 2016) are included in expenditures on mining interests as expansionary capital. HG Young and certain Coffee expenditures have been expensed as exploration, and Century costs have been expensed as non-sustaining project costs.

GOLDCORP  |  28

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito: Pyrite Leach Project
At Peñasquito, the Pyrite Leach Project ("PLP") is 40% complete and expected to commence commissioning in the fourth quarter of 2018, three months ahead of schedule. PLP is expected to recover approximately 40% of the gold and 48% of the silver currently reporting to the tailings, and is expected to add production of approximately 1 million ounces of gold and 44 million ounces of silver over the current life of the mine.

Musselwhite: Materials Handling Project
At Musselwhite, the Materials Handling Project is advancing as planned and has now achieved 48% completion with detailed engineering mostly completed. The $90 million investment, which is expected to provide an after-tax IRR of 25% (based on current reserves only) through the construction of an underground winze and associated infrastructure, is expected to result in a significant reduction in truck haulage and is expected to increase production by 20% while reducing operating costs by approximately 10%. The project is expect to reduce reliance on high-cost truck haulage by significantly reducing uphill truck haulage between the winze and underground crushers leading to improved energy efficiency, reduced ventilation requirements, reduced mining costs, enhanced production schedule and the potential to extend mine life through exploration success.
During the third quarter of 2017, the Materials Handling Project achieved a key milestone transitioning from lateral development to the construction and build phase with the commencement of the raisebore in the upper level. All equipment has been engineered with full automation capabilities. Hoisting, crushing, rock breaking and chutes have the ability to operate from multiple locations including underground, surface and long distance tele-operation from Thunder Bay, Ontario. The current schedule will allow for increased efficiency, reduced ramp traffic and balanced power consumption. This will all be complimented by a threefold increase of ore storage capacity at different locations providing the operations flexibility while delivering continuous product to the mill.
Completion of the project remains on budget and on schedule and is expected in the first quarter of 2019.

Porcupine: Century Project
At Century, the base case pre-feasibility study was based on the following:

Century Project - Base Case Pre-feasibility Study
Mine Life	14 years
Contained Gold Ounces	5,710,000
Plant Size	50,000 t/d
Gold Grade (diluted)	0.87 g/t
Gold Recovery	88%
Strip Ratio (waste to ore)	4.5:1
Operating Costs (Mining, Process, G&A)	US$17 to US$18/tonne processed
Initial Capex(1)	US$950 to US1,050 million
Sustaining Capital and Tailings Expansion	US$350 to US$400 million
(1) Includes 10% contingency

The base case pre-feasibility study is based on a total mineral reserve estimate of 5.7 million ounces of gold, including 1.0 million ounces of previously reported mineral reserves from the Pamour pit, which have been integrated into the proposed Century project. However, the study excludes approximately 1.0 million ounces of inferred mineral resources within the existing Dome reserve pit design, which the Company expects a portion to be converted following additional exploration drilling. Over the course of the next year, Goldcorp will conduct a series of trade-off studies to further optimize the project with a focus on evaluating the latest technologies to reduce project footprint and improve mining and processing efficiencies. Ore sorting technologies, co-mingling of tailings with waste rock (Eco-Tails) to reduce water use, conveying of rock from the pit, electrical and/or autonomous equipment, and optimized process plant design will all be studied as part of this process. The optimized pre-feasibility is expected to be completed in the second half of 2018. Goldcorp considers Century to be a project with low execution risk in a proven mining district.
Porcupine: Borden Project
At Borden, construction of surface infrastructure to support the development of the exploration ramp is now complete. The current infrastructure can support the mine once in production. Ramp development has now reached 385 meters and is on schedule. The bulk sample is expected

GOLDCORP  |  29

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

to commence in October 2018. Bulk sample extraction and critical mine production development will be conducted concurrently. The mine is expected to begin commercial production, as planned, in the second half of 2019.
Borden is made up of a 1,000 km2 land package that provides significant exploration opportunity in a new mining district. With an exploration budget of $6 million for 2017, the first half of 2017 was focused on core re-logging and drilling to increase the structural understanding of the deposit. Regionally, till surveying and prospecting covered significant areas of the surrounding land package in order to generate additional exploration targets.
Borden will also benefit from a low-cost mill at the Porcupine complex, located in Timmins. To reduce site footprint and simplify permitting, ore is planned to be transported from Borden to the Porcupine process facility.
The project has demonstrated a strong focus on inclusion and consultation with local communities to underpin the viability, sustainability and profitability of the mine. First Nations negotiations are in progress and Goldcorp expects to be in a position to sign a collaboration agreement prior to the start of construction.

Coffee Project
Since the acquisition of the Coffee Project (100% owned, Canada) in July 2016, the Company has accelerated and expanded the scope of exploration in this developing new gold camp. Goldcorp acquired the project not only for the high-grade Coffee gold deposit, but also to participate in the development of the growing mineral wealth within the highly prospective Tintina Gold Province which is endowed with approximately 150 million ounces of gold across Yukon and Alaska.
Goldcorp has entered into an agreement with JDS Energy & Mining Inc. ("JDS") for the development and early operations of the Coffee Project. Under this agreement, JDS is responsible for the engineering, procurement, construction, commissioning, and, at Goldcorp's option, may operate the mine for two years of operations. The JDS team is familiar with the Coffee Project through their previous involvement in the development of the Kaminak Feasibility Study published in early 2016.
The Company continues to experience progress with its First Nation partners in the Yukon. Tr'ondek Hwech'in, whose Traditional Territory covers 100% of the project footprint, and Goldcorp have completed negotiations on the financial terms of an agreement. The Goldcorp team is continuing to work with the Tr'ondek Hwech'in to finalize a broader benefits agreement that will result in the creation of sustainable value for both parties as the Coffee Project is developed.

Red Lake: Cochenour Project
The Company completed the pre-feasibility study which resulted in an initial reserve of 0.15 million ounces. As the understanding of the Cochenour deposit continues to advance, it is expected that further resources will be converted into reserves to ensure a constant production level in future years.  Cochenour has 0.3 million ounces of measured and indicated mineral resources and 2.0 million ounces of inferred mineral resources. The new mine plan at Cochenour is expected to contribute 5,000-10,000 ounces in 2018 and approximately 30,000 to 50,000 ounces annually to the overall production at the Red Lake camp once in production which is expected in 2019.  The production profile remains based on a starter mine approach, and Cochenour continues to have potential through expansion at depth and laterally to further increase annual production.
The study also concluded the preferred backfill system was pastefill and the preferred material handling system is the high speed tram which will move the ore across to the existing shaft at Campbell. The material handling system is expected to be completed by the end of 2018.

Red Lake: HG Young Project
During the third quarter of 2017, the Company completed a study evaluating the trade-off for the preferred method for accessing the deposit, updated the geological interpretation with additional drilling data, and evaluated the project economics to determine whether further investment was warranted. The study concluded that the preferred access has shifted from a surface decline to underground access from the Campbell mine on either the 14 level and/or 21 level based primarily on the favorable drilling results obtained between 11 and 21 levels and the potential for continuity at lower levels as the deposit is open at depth. The updated mineral resource estimate provided 0.2 million ounces of measured and indicated mineral resources and 0.3 million ounces of inferred mineral resources.
Based on the positive overall results of the study, the Company will invest in a further study with the goal to double the current resource by 2019 primarily through infill drilling and extending the deposit at depth. Expenditures will primarily be related to development on the 14 and 21 levels to provide drilling platforms and additional drilling. In the event of a positive outcome of the further study, the Company would commence the development of the preferred material handling system in order to facilitate production.

GOLDCORP  |  30

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Cerro Casale / Caspiche Project
Cerro Casale/Caspiche (50% owned, Chile) has appointed a project director, Kim Hackney, to start building a dedicated project team based in Santiago, Chile. Kim is an engineer with more than 35 years of project development experience, most recently with Goldcorp and Newmont Mining Corporation, where he was an integral part of the project/construction teams at Peñasquito, Akyem, Boddington, Yanacocha and Batu Hijau.
The initial stage of the joint operation has been focused on planning a scope of work and budget to progress the project through 24 months of planned studies with key focus areas including:

•	Geological review and resource models update for both Cerro Casale and Caspiche;

•	Drilling campaign including infill, definition, geotechnical and metallurgical drilling for Cerro Casale and Caspiche;

•	District exploration program underway to review prospects and identify targets including the satellite oxide pits at Cerro Casale for the upcoming drilling season;

•	Trade-off engineering studies;

•	Understanding the application of Goldcorp's patented Concentrate Enrichment Process to optimize concentrate quality; and

•	Engaging various stakeholders and initiating a permitting strategy for the combined operation.
The lessons learned as part of the prefeasibility study at NuevaUnión will be beneficial as the joint operation advances through the pre-feasibility stage. The joint operation will control more than 20,000 hectares of mineral properties, which contain a combined gold mineral reserve and resource estimate of 23.2 million ounces of proven and probable reserves, 26.7 million ounces of measured and indicated resources, and 7.8 million ounces of inferred resources and a combined copper mineral reserve and resource estimate of 5.8 billion pounds of proven and probable reserves, 13 billion pounds of measured and indicated resources, and 2.7 billion pounds of inferred resources (100% basis).

NuevaUnión Project
In collaboration with our joint venture partner, Teck Resources Limited, the pre-feasibility study is being finalized on NuevaUnión (50% owned, Chile) and is expected to be completed early in the first quarter of 2018. There has been considerable progress made to date to combine the Relincho and El Morro projects and consolidate infrastructure, which is expected to result in a more robust combined project with a reduced environmental footprint, substantially reduced capital expenditures and an optimized plan including innovative technologies such as an autonomous mining fleet, low energy consumption process plant design, and hybrid conveyance system. While the pre-feasibility study remains to be finalized, the many trade-off studies completed as part of the process have resulted in incorporating several value enhancing opportunities increasing confidence in the overall business case.
Goldcorp envisions a staged and internally financed capital program that would allow a large portion of the capital required to develop and construct future phases to be funded largely from internal cash flows.

2017 RESERVES AND RESOURCES UPDATE
Goldcorp’s proven and probable gold mineral reserves as of June 30, 2017 totaled 53.5 million ounces compared to 42.3 million ounces as of June 30, 2016, an increase of 26%. The addition of 11.2 million ounces of gold mineral reserves during the period includes 5.6 million ounces converted from successful exploration and mine design optimization, primarily driven by the inaugural gold mineral reserve estimate of 4.7 million ounces at Porcupine’s Century Project. The balance of the increase in mineral reserves comes as result of the acquisition of 50% of Cerro Casale which resulted in the addition of 8.4 million ounces, net of non-core divestments including Los Filos and Camino Rojo(1). Goldcorp reported 2.8 million ounces of attributable gold production during the twelve month period ended June 30, 2017, which after excluding the effects of Los Filos and Marlin, resulted in 2.8 million ounces of depletion.

GOLDCORP  |  31

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Measured and Indicated gold mineral resources remained relatively unchanged after giving effect to the impact of the successful conversion of indicated mineral resources into proven and probable mineral reserves at Century, the addition of 50% of Caspiche and Cerro Casale, which added 13.3 million ounces, mainly offset by the sales of Los Filos and Camino Rojo(1), which together removed 17.5 million ounces. The sale of Cerro Blanco and San Nicolas also contributed to a reduction in measured and indicated mineral resources of 1.1 million ounces. Inferred mineral resources decreased to 20.0 million ounces from 22.5 million ounces, primarily as a result of the sale of Los Filos.
Mineral reserve estimates were based on a gold price of $1,200 per ounce while mineral resource estimates were based on a gold price of $1,400 per ounce. Gold price assumptions were unchanged from last year’s estimates. Complete mineral reserve and mineral resource information, including tonnes and grades for all metals and details of the assumptions used in the calculations, can be found in the table and associated notes below and have been posted at www.goldcorp.com.

(1)
The sale of Camino Rojo remains pending and subject to the satisfaction of customary conditions precedent. Goldcorp has removed Camino Rojo from its Mineral Reserve and Mineral Resource Estimates as of June 30, 2017. The sale is expected to close in the fourth quarter of 2017.

GOLDCORP  |  32

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, where applicable, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión. The inclusion of NuevaUnión in the Company's non-GAAP performance measures only impacts the Company's adjusted operating cash flow metric at this time as it is a development stage project. The Company believes that disclosing certain performance measures on an attributable basis provides useful information about the Company’s operating and financial performance, and reflects the Company’s view of its core mining operations.

Non-GAAP Measure - Total Cash Costs: by-product
Total cash costs: by-product incorporate Goldcorp’s share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by-product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.
The Company also reports total cash costs: co-product as a secondary metric to provide further information to the Company's stakeholders. Total cash costs: co-product, per gold ounce, are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of total cash costs: co-product were as follows:

	2017	2016	2015
Gold (per ounce)	$1,250	$1,100	$1,200
Silver (per ounce)	$19	$15	$18
Copper (per pound)	$2.25	$2.53	$3.00
Lead (per pound)	$0.89	$0.80	$0.95
Zinc (per pound)	$1.00	$0.80	$1.00

GOLDCORP  |  33

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

The following tables provide a reconciliation of total cash costs: by-product per ounce to the consolidated financial statements:

Three months ended September 30, 2017:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$198	$(252)	$32	$—	$(22)	133	$(168)
Cerro Negro	75	(15)	—	1	61	118	510
Red Lake	37	—	—	—	37	38	981
Éléonore	59	—	—	—	59	74	802
Porcupine	54	(1)	—	—	53	70	758
Musselwhite	33	—	—	—	33	57	587
Other mines	3	—	—	(4)	(1)	—	—
Total before associates and joint ventures	$459	$(268)	$32	$(3)	$220	490	$451
Pueblo Viejo	49	(7)	—	—	42	95	452
Other associates and joint ventures	57	(15)	2	(15)	29	21	1,361
TOTAL - Attributable basis	$565	$(290)	$34	$(18)	$291	606	$483

Three months ended September 30, 2016:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$197	$(190)	$36	$43	100	$423
Cerro Negro	60	(16)	—	44	99	450
Red Lake	42	—	—	42	82	516
Éléonore	58	—	—	58	66	876
Porcupine	48	—	—	48	64	758
Musselwhite	36	—	—	36	58	626
Other mines	82	(27)	—	55	68	816
Total before associates and joint ventures	$523	$(233)	$36	$326	537	$609
Pueblo Viejo	56	(8)	—	48	127	376
Other associates and joint ventures	36	(35)	5	6	22	237
TOTAL - Attributable basis	$615	$(276)	$41	$380	686	$554

GOLDCORP  |  34

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30, 2017:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Other	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$564	$(678)	$107	$—	$(7)	404	$(18)
Cerro Negro	194	(41)	—	—	153	313	487
Red Lake	132	—	—	—	132	150	879
Éléonore	181	—	—	—	181	214	846
Porcupine	155	(1)	—	(2)	152	192	791
Musselwhite	109	—	—	—	109	168	652
Other mines	100	(35)	—	(3)	62	85	839
Total before associates and joint ventures	$1,435	$(755)	$107	$(5)	$782	1,526	$512
Pueblo Viejo	144	(22)	—	—	122	304	403
Other associates and joint ventures	149	(74)	8	(15)	68	71	961
TOTAL - Attributable basis	$1,728	$(851)	$115	$(20)	$972	1,901	$512

Nine months ended September 30, 2016:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$516	$(424)	$87	$179	264	$678
Cerro Negro	185	(47)	—	138	312	443
Red Lake	136	—	—	136	237	574
Éléonore	177	—	—	177	209	845
Porcupine	143	—	—	143	212	675
Musselwhite	102	—	—	102	186	548
Other mines	291	(73)	—	218	279	782
Total before associates and joint ventures	$1,550	$(544)	$87	$1,093	1,699	$643
Pueblo Viejo	150	(17)	—	133	335	398
Other associates and joint ventures	134	(101)	14	47	67	693
TOTAL - Attributable basis	$1,834	$(662)	$101	$1,273	2,101	$606

(1)
$19 million and $60 million in royalties are included in production costs for the three and nine months ended September 30, 2017, respectively (three and nine months ended September 30, 2016– $23 million and $49 million, respectively).

(2)	Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(3)
If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total cash costs: co-product for the three and nine months ended September 30, 2017, would be $663 and $669 per ounce of gold, $8.97 and $9.01 per ounce of silver, $3.02 and $2.19 per pound of copper, $0.69 and $0.70 per pound of zinc, and $0.71 and $0.81 per pound of lead, respectively (three and nine months ended September 30, 2016 – $657 and $657 per ounce of gold, $10.93 and $10.83 per ounce of silver, $1.68 and $2.03 per pound of copper, $0.86 and $0.86 per pound of zinc, and $0.92 and $0.96 per pound of lead, respectively).

GOLDCORP  |  35

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – AISC
AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.
The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
As described above, AISC include total production cash costs incurred at the Company's mining operations, which forms the basis of the Company's cash costs: by-product and which are reconciled to reported production costs in the tables above. The following tables provide a reconciliation of AISC per ounce to the consolidated financial statements:

Three months ended September 30, 2017:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$(22)	$—	$1	$2	$58	$39	133	$288
Cerro Negro	61	—	5	2	16	84	118	712
Red Lake	37	—	1	—	16	54	38	1,417
Éléonore	59	—	2	—	18	79	74	1,067
Porcupine	53	—	1	3	12	69	70	978
Musselwhite	33	—	2	2	1	38	57	674
Other mines	(1)	—	—	—	—	(1)	—	—
Corporate (2)	—	40	1	—	6	47	—	78
Total before associates and joint ventures	$220	$40	$13	$9	$127	$409	490	$835
Pueblo Viejo	42	—	—	2	15	59	95	612
Other associates and joint ventures	29	—	—	4	1	34	21	1,611
TOTAL - Attributable basis	$291	$40	$13	$15	$143	$502	606	$827

GOLDCORP  |  36

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended September 30, 2016:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$43	$—	$1	$1	$34	$79	100	$777
Cerro Negro	44	—	—	2	18	64	99	651
Red Lake	42	—	3	1	18	64	82	775
Éléonore	58	—	—	1	5	64	66	970
Porcupine	48	—	1	3	9	61	64	947
Musselwhite	36	—	1	2	5	44	58	753
Other mines	55	—	1	5	6	67	68	983
Corporate (2)	—	42	—	—	8	50	—	75
Total before associates and joint ventures	$326	$42	$7	$15	$103	$493	537	$917
Pueblo Viejo	48	—	—	1	9	58	127	454
Other associates and joint ventures	6	—	—	1	—	7	22	330
TOTAL - Attributable basis	$380	$42	$7	$17	$112	$558	686	$812

Nine months ended September 30, 2017:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$(7)	$—	$2	$6	$135	$136	404	$336
Cerro Negro	153	—	7	6	50	216	313	689
Red Lake	132	—	2	1	46	181	150	1,206
Éléonore	181	—	3	1	54	239	214	1,115
Porcupine	152	—	2	8	33	195	192	1,012
Musselwhite	109	—	6	2	15	132	168	789
Other mines	62	—	1	2	2	67	85	795
Corporate (2)	—	112	2	—	19	133	—	70
Total before associates and joint ventures	$782	$112	$25	$26	$354	$1,299	1,526	$851
Pueblo Viejo	122	—	—	4	34	160	304	525
Other associates and joint ventures	68	—	—	9	1	78	71	1,105
TOTAL - Attributable basis	$972	$112	$25	$39	$389	$1,537	1,901	$808

GOLDCORP  |  37

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30, 2016:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$179	$—	$2	$4	$146	$331	264	$1,252
Cerro Negro	138	—	—	6	53	197	312	633
Red Lake	136	—	9	2	56	203	237	853
Éléonore	177	—	—	1	20	198	209	951
Porcupine	143	—	2	9	31	185	212	872
Musselwhite	102	—	4	2	17	125	186	671
Other mines	218	—	6	12	21	257	279	922
Corporate (2)	—	149	1	—	20	170	—	81
Total before associates and joint ventures	$1,093	$149	$24	$36	$364	$1,666	1,699	$980
Pueblo Viejo	133	—	—	3	28	164	335	488
Other associates and joint ventures	47	—	—	6	—	53	67	791
TOTAL - Attributable basis	$1,273	$149	$24	$45	$392	$1,883	2,101	$896

(1)	AISC may not calculate based on amounts presented in these tables due to rounding.

(2)	AISC for Corporate is calculated using total corporate expenditures and the Company's attributable gold sales ounces.

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Sustaining capital expenditures can include, but is not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and tailings dam raises. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Expenditures on mining interests per consolidated financial statements	$265	$154	$666	$493
Payment of finance lease obligations per consolidated financial statements	2	2	5	4
Expenditures on mining interests by Alumbrera, Pueblo Viejo, Leagold and NuevaUnión (1)	24	12	39	30
Goldcorp’s share of expenditures on mining interests and deposits	$291	$168	$710	$527
Sustaining capital expenditures	$143	$112	$389	$392
Expansionary capital expenditures	148	56	321	135
	$291	$168	$710	$527

(1)
Expenditures on mining interests by Alumbrera, Pueblo Viejo, Leagold and NuevaUnión represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the consolidated financial statements.

GOLDCORP  |  38

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

The following table provides a reconciliation of exploration, evaluation and project costs in the consolidated financial statements to exploration and evaluation costs included in the calculation of Goldcorp’s AISC:

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Exploration, evaluation and project costs per the consolidated financial statements	$19	$7	$40	$24
Project exploration costs	—	—	(3)	—
Non-sustaining project costs	(6)	—	(12)	—
Exploration, evaluation and project costs per AISC	$13	$7	$25	$24

Non-GAAP Measure - Adjusted Operating Cash Flows
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes, calculated on an attributable basis to include the Company's share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión's operating cash flows before working capital changes. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
Prior to April 1, 2017, adjusted operating cash flows was presented on an attributable basis using operating cash flows as shown on the Company's statement of cash flows. In the second quarter of 2017, the Company revised its presentation of adjusted operating cash flows to present it on an attributable basis before working capital changes. The Company believes that this measure provides a better measure of the Company's performance of its core business operations as the Company can experience changes in working capital from one period to another which, at times, are not indicative of the performance of the Company’s business operations.

The following table provides a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp’s share of adjusted operating cash flows:

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Net cash provided by operating activities of continuing operations	$315	$267	$700	$560
Change in working capital	(57)	32	43	149
Adjusted operating cash flows provided by Pueblo Viejo, Alumbrera, Leagold and NuevaUnión	50	102	200	226
Goldcorp’s share of adjusted operating cash flows	$308	$401	$943	$935

Non-GAAP Measure - EBITDA and Adjusted EBITDA
Earnings before interest, taxes and depreciation and amortization ("EBITDA") is a non-GAAP financial measure which excludes the following items from net earnings:

•	income tax expense;

•	finance costs;

•	finance income; and

•	depreciation and depletion.
The Company calculates EBITDA on an attributable basis ("Adjusted EBITDA") to include the Company's share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión's earnings before interest, taxes and depreciation and depletion. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

GOLDCORP  |  39

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.
The following table provides a reconciliation of net earnings in the condensed consolidated financial statements to EBITDA and Adjusted EBITDA:

	Three months ended September 30		Nine months ended September 30		Three months ended June 30		Three months ended March 31		Three months ended December 31
	2017	2016	2017	2016	2017	2016	2017	2016	2016	2015
Net earnings	$111	$59	$416	$61	$135	$(78)	$170	$80	$101	$(4,271)
Income tax expense (recovery)	(19)	30	(124)	22	(57)	32	(48)	(40)	38	(840)
Depreciation and depletion	250	267	735	770	239	232	246	271	254	421
Finance income	(9)	(12)	(29)	(38)	(10)	(14)	(10)	(12)	(11)	(10)
Finance costs	31	34	104	103	37	35	36	34	34	31
EBITDA	$364	$378	$1,102	$918	$344	$207	$394	$333	$416	$(4,669)
Share of net earnings related to associates and joint venture	(27)	(47)	(128)	(111)	(41)	(28)	(60)	(36)	(60)	24
Associates and joint venture EBITDA	59	146	260	332	114	87	87	99	163	50
Adjusted EBITDA	$396	$477	$1,234	$1,139	$417	$266	$421	$396	$519	$(4,595)

Non-GAAP Measure - Adjusted Net Debt
Adjusted net debt is comprised of Goldcorp’s short-term and long-term debt less cash and cash equivalents and short term investments, calculated on an attributable basis to include the Company's share of Pueblo Viejo, Alumbrera, Leagold and NuevaUnión's net debt. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s financial position and its ability to take on new debt in the future to expand operations, purchase new assets or withstand adverse economic conditions.
The following table provides a reconciliation of short and long-term debt to adjusted net debt:

	September 30 2017	December 31 2016
Current portion of long-term debt	$499	$—
Long-term debt	2,083	2,510
Cash and cash equivalents	(155)	(157)
Short term investments	(40)	(43)
Net Debt	2,387	2,310
Debt of associates and joint venture	—	160
Cash and short term investments of associates and joint venture	(156)	(254)
Adjusted Net Debt	$2,231	$2,216

GOLDCORP  |  40

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

RISKS AND UNCERTAINTIES
Financial Instruments Risk Exposure
The Company manages its exposures to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 27(e) to the Company's consolidated financial statements for the year ended December 31, 2016. There were no significant changes to those risks or to the Company's management of exposure to those risks during the nine months ended September 30, 2017, except as noted below:
(i)    Liquidity risk
During the three and nine months ended September 30, 2017, the Company generated cash flows from operations, one of the Company's main sources of liquidity, of $315 million and $700 million, respectively (three and nine months ended September 30, 2016 – $267 million and $560 million, respectively). At September 30, 2017, Goldcorp held cash and cash equivalents of $155 million (December 31, 2016 – $157 million) and short-term investments of $40 million (December 31, 2016 – $43 million). At September 30, 2017, the Company's working capital, defined as current assets less current liabilities, was negative $3 million (December 31, 2016 – positive $791 million), which was primarily due to the timing of payments to vendors and an increase in payables related to an expansion project at Peñasquito. At December 31, 2016, $430 million of the total working capital was comprised of the Company's net assets held for sale.
During the second quarter of 2017, the Company extended the term of its $3.0 billion revolving credit facility to June 22, 2022. At September 30, 2017, the balance outstanding on the revolving credit facility was $100 million (December 31, 2016 – $30 million) with $2.9 billion available for the Company's use (December 31, 2016 – $2.97 billion). Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance at September 30, 2017.
At September 30, 2017, the Company had letters of credit outstanding in the amount of $426 million (December 31, 2016 – $423 million) of which $326 million (December 31, 2016 – $303 million) represented guarantees for reclamation obligations. The Company's capital commitments for the next twelve months amounted to $408 million at September 30, 2017, including the Company's funding obligation for the Cerro Casale/Caspiche Project for the next twelve months. Additionally, during the three months ended September 30, 2017, the Company entered into an agreement with a certain vendor to construct the Coffee Project and manage its initial two years of operation. The total capital and operating commitments under the agreement are $346 million and $328 million, respectively, with the majority of the amount to be spent evenly throughout 2019 to 2023.
(ii)    Market risk
Currency risk
During the three and nine months ended September 30, 2017, the Company recognized a net foreign exchange loss of $11 million and net gain of $6 million, respectively (three and nine months ended September 30, 2016 – loss of $12 million and $59 million, respectively), and a net foreign exchange gain of $24 million and $87 million, respectively in income tax expense on income taxes receivable (payable) and deferred income taxes (three and nine months ended September 30, 2016 – loss of $27 million and $108 million). Based on the Company’s net foreign currency exposures at September 30, 2017, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following decrease or increase in the Company's net earnings:

At September 30, 2017	Possible exposure (1)	Impact on earnings excluding currency exposure related to taxes	Impact on earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$17	$132
Mexican peso	15%	32	65
Argentine peso	15%	13	82

(1) Calculated based on fluctuations of foreign exchange rates during the twelve months ended December 31, 2016.

GOLDCORP  |  41

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Other Risks and Uncertainties
This section describes the principal risk and uncertainties that could have an adverse effect on the Company's business and financial results.
Acquisitions and Integration
As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Goldcorp. Ultimately, any acquisition is accompanied by risks, which could include:

•	a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio;

•	a material ore body could prove to be below expectations;

•	difficulty in integrating and assimilating the operations and workforce of any acquired companies;

•	realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;

•	maintaining uniform standards, policies and controls across the organization;

•	disruption of the Company’s ongoing business and its relationships with employees, suppliers, contractors and other stakeholders as Goldcorp integrates the acquired business or assets;

•	the acquired business or assets may have unknown liabilities that may be significant;

•	delays because of regulatory approvals; and

•	exposure to litigation (including actions commenced by shareholders) in connection with a transaction.
Any material issues that the Company encounters in connection with an acquisition could have a material adverse effect on its business, results of operations and financial position.
Commodity Prices
The majority of the Company's revenues are derived from the sale of gold and silver, and to a lesser extent, copper, lead and zinc. The price of the Company’s Common Shares, its financial results and exploration, and its development and mining activities in the future may be materially adversely affected by declines in the price of gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices fluctuate widely and are affected by numerous factors beyond the Company’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The prices of gold, silver, copper, lead and zinc fluctuate widely, and future price declines could cause continued development of, and commercial production from, our properties to be uneconomic. Depending on the price of gold, silver, copper, lead and zinc, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production at, may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on the price of gold, silver, copper, lead and zinc that are adequate to make these properties economically viable.
Estimates of Future Production
The Company prepares estimates and projections of its future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions that change from time to time, including the availability, accessibility, sufficiency and quality of ore, the Company’s costs of production, its ability to sustain and increase production levels, the sufficiency of its infrastructure, the performance of its workforce and equipment, the ability to maintain and obtain mining interests and permits and the Company’s compliance with existing and future laws and regulations. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.

GOLDCORP  |  42

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Foreign Operations
The majority of the Company’s foreign operations are conducted in Mexico, Argentina, the Dominican Republic and Chile, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war, civil unrest or protests; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed supply laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; surface land access issues; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
In addition, adverse changes in mining or investment policies or shifts in political attitude in Mexico, Argentina, the Dominican Republic and Chile may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, surface land access, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties related to the economic and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.
Government Regulation
The Company’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on the operations and financial position of the Company. Changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, may also adversely affect the Company’s costs of operations and financial results.
In addition, governments continue to struggle with deficits and concerns over the effects of depressed economies, which has resulted in the mining and metals sector being targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including, but not limited to, Argentina, Australia, Brazil, Chile, the Dominican Republic, Guatemala, Honduras, Mexico and Venezuela, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including changes of law affecting foreign ownership and take-overs, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, as well as requirements for local goods, supplies and employment or other benefits to be provided to local residents.
The occurrence of mining regime changes in both developed and developing countries adds uncertainties that cannot be accurately predicted and any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates that affect foreign ownership, mineral exploration, development or mining activities, may affect our viability and profitability.
In December 2016, the State of Zacatecas in Mexico approved new purported environmental taxes that became effective January 1, 2017.  Certain operations at the Company’s Peñasquito mine may be subject to these taxes.  The Company is not able to estimate the amount of the taxes with sufficient reliability.  The Company disputes the legality and constitutionality of the taxes and has filed legal claims against the taxes before the Mexican courts but cannot provide assurance on whether its claims will be successfully resolved.
Environmental Regulation
The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. We can provide no assurance that future changes in environmental regulation will not adversely affect our results of operations. Failure to comply with these laws, regulations and permitting requirements may result in enforcement actions, including

GOLDCORP  |  43

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage due to the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on the Company’s reputation and could adversely affect its results of operations. In addition, production at certain of the Company’s mines involves the use of sodium cyanide or other reagents and exposes rock material that could cause toxicity to the environment if released or not properly managed. Should sodium cyanide, other reagents, or contact water be improperly managed, leak or otherwise be discharged from the containment system, the Company may become subject to liability for clean-up work that may not be insured. In the event of any discharges of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against.
Mineral Reserve and Mineral Resources Estimates
There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Ore/Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period.
From time to time the Company may undertake a review of its operations with the goal of optimizing operational performance, right sizing its business model and improving the return on the Company’s investment, including: drilling programs to better define the geological complexity of an ore body and the overall geological model of the deposit; optimization of the life of mine geotechnical stoping sequence to minimize geotechnical stresses, improve mining dilution, productivity and employee safety; enhancing the reliability of the mineral resource model and classification parameters to more accurately reflect the geological complexity observed to date in some zones of the deposit; optimization of a variety of mining methods and stope geometries to provide greater versatility to productive mining; and rationalizing the direct operating, administration and capital costs to right size all components of the operation to an optimized life of mine strategy.
Fluctuation in gold, silver, copper, zinc or lead prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.
Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, including as a result of the processes outlined above, or of our ability to extract these Ore/Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.
New Mining Operations
The Company’s recently opened mines that commenced commercial production in 2015, the Cerro Negro Mine and the Éléonore Mine are subject to risks associated with new mine development, including delays in existing operations, a change in the Mineral Reserve or Mineral Resource estimates arising from enhanced understanding of the geological complexity of an ore body and the overall geological model of the deposit and unanticipated costs. The Company is continually reviewing such operations with the goal of optimizing operational performance, right sizing its business model and improving the return on the Company’s investment, including: drilling programs to better define the geological complexity of an ore body and the overall geological model of the deposit; optimization of the life of mine geotechnical stoping sequence to minimize geotechnical stresses, improve mining dilution, productivity and employee safety; enhancing the reliability of the mineral resource model and classification parameters to more accurately reflect the geological complexity observed to date in some zones of the deposit; optimization of a variety of mining methods and stope geometries to provide greater versatility to productive mining; and rationalizing the direct operating, administration and capital costs to right size all components of the operation to an optimized life of mine strategy.
The Company’s production forecasts are based on full production being achieved at all of our mines based on the current mine plan, including the mines that commenced commercial production in 2015, and the Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. As a result of continuous reviews, there may be reclassification of Mineral Reserves and Mineral Resources, which could adversely affect the Company’s results of operations. Production from these mines may be lower than anticipated if the anticipated full production rate cannot be achieved which could adversely affect the Company’s cash flows and results of operations.
Other Risks
For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company's most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

GOLDCORP  |  44

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

ACCOUNTING MATTERS

Basis of Preparation

The Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. The Company's unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016.
The accounting policies applied in the preparation of the Company's unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2016, except for the following: the Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.

Critical Judgements and Estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
Certain accounting judgements and estimates have been identified as being "critical' to the presentation of our financial condition and results of operations. Critical judgements and estimates are those that could have a material impact on the consolidated financial statements, are highly uncertain and are where changes are reasonably likely to occur from period to period. The Company's critical accounting judgements and estimates are generally discussed with the Audit Committee each quarter. The critical judgements and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 are consistent with those applied and disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2016 and the following critical judgments in applying accounting policies:
Business combinations
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of its interests in Cerro Casale and Exeter in June 2017 did not meet the criteria of a business combination and the transactions have been accounted for as acquisitions of assets.
Determination of control of subsidiaries and joint arrangements
Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns, including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration and termination of key management personnel; and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. During the second quarter of 2017, the Company entered into the following transactions which required judgement to determine when the Company has control of subsidiaries or joint control of joint arrangements:

a. Acquisition of Exeter
On June 7, 2017, based on the fact that Goldcorp has a majority ownership interest in Exeter, the majority of the Exeter board of directors were Goldcorp nominees and Exeter's key management personnel was comprised of officers appointed by Goldcorp, the Company concluded that it had control over Exeter. Accordingly, Exeter met the criteria to be classified as a subsidiary. Commencing at the acquisition date of June 7, 2017, the financial results of Exeter were included in the results of the consolidated group and the portion of Exeter's net assets that was not attributable to Goldcorp was accounted for as non-controlling interest as a separate component of equity up to August 2, 2017, when the Company acquired the remaining 17% of Exeter.

GOLDCORP  |  45

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

b. Accounting for the 50% interest in Cerro Casale and Caspiche
Based on assessment of the relevant facts and circumstances, primarily the requirement for unanimous agreement on management decisions relating to the development and operation of the arrangement, the Company concluded that the Cerro Casale/Caspiche Project is a jointly controlled entity. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Despite the fact that the joint venture is a limited liability company and the parties do not have rights and obligations to individual assets and liabilities, the Company concluded that the Cerro Casale/ Caspiche Project is a joint operation as the arrangement requires the owners to purchase the output on a pro rata basis, indicating that the entity has rights and obligations to the separate assets and liabilities of the joint entity. As such, the project has been proportionately consolidated with the results of the consolidated group.

c. Acquisition of equity interest in Leagold
As Goldcorp owns greater than 20% of Leagold, Goldcorp is considered to have significant influence over Leagold, and therefore, is required to account for its interest in Leagold using the equity method.

Income and value added taxes
The Company’s operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions. The final income taxes paid and value added tax (“VAT”) refunds received are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from tax audits.
The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.
VAT receivables are generated on the purchase of supplies and services in several of the jurisdictions that the Company operates in. Timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of information and follow-up. The Company is exposed to liquidity risk, credit risk and currency risk with respect to its VAT receivables if tax authorities are unwilling to make payments in a timely manner in accordance with the Company’s refund requests. The Company regularly monitors actual and projected collections of its VAT receivables to inform its assessment as to the collectability of the VAT receivables and classification as current and non-current assets.
In June 2017, the Mexican government’s tax authority indicated that it had experienced an increase in VAT refund requests and as a result had commenced more in-depth assessments of the requests. In light of this and the fact that the Company did not receive any VAT refunds from the Mexican government in the second quarter and received only $6 million in the third quarter of 2017 (second and third quarter of 2016 – $30 million and $28 million, respectively), the Company reassessed the collectability and classification of its Mexican VAT receivables and determined that no allowance was necessary. At September 30, 2017, the total VAT receivable due to the Company from Mexican tax authorities was $366 million (December 31, 2016 – $237 million), including the tax receivables retained on the sale of Los Filos. Subsequent to September 30, 2017, the Company received $85 million in VAT refund proceeds relating to Los Filos. If on review of the Company’s VAT refund requests, the Mexican tax authority disallows any portion of the Company’s VAT refund requests, an additional charge to expense would result.

Changes in Accounting Standards Not Yet Effective
Revenue recognition
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company plans to apply IFRS 15 at the date it becomes effective but has not yet selected a transition approach.
The core principle of IFRS 15 is that revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to customers. The Company is currently evaluating the potential impact of applying IFRS 15, primarily analyzing its doré and concentrate sale agreements. The Company does not anticipate any material changes in the timing of revenue recognized under the new standard as the point of transfer of risk and reward for goods and services and transfer of control occur at the same time.

GOLDCORP  |  46

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

In addition, IFRS 15 requires entities to apportion revenue earned from contracts to individual promises or performance obligations, on a relative standalone selling price basis. In accordance with the terms of the Company's concentrate agreements, the seller must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, where material, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over time as the obligations are fulfilled, along with the associated costs. The impact of this change on the amount of revenue recognized in a year is not expected to be material. The Company will finalize its assessment and implementation of IFRS 15 in the fourth quarter of 2017.
IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards, many of which are completely new. Upon the adoption of IFRS 15, the Company will provide disclosures for each of the Company's revenue streams, which consist of the Company's bullion, dore and concentrate sales, to supplement the revenue data that are currently presented in the segmented information disclosure. New disclosures will be presented relating to the timing of completion of the Company's performance obligations, for example, upon delivery, and/or other points in time and the portion of revenue related to provisional pricing adjustments on concentrate sales will also be separately disclosed.
Financial instruments
In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply IFRS 9 at the date it becomes effective. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.
The following summarizes the significant changes in IFRS 9 compared to the current standard:

•
The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the possible exception of equity securities. Under IFRS 9, the Company will have the option to designate equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition. If the Company does not make this election, changes in fair value of the equity securities will be recognized in earnings (loss).

•
The introduction of the new "expected credit loss" impairment model is not expected to have an impact on the Company, given that the Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings, the negligible historical level of customer default, and the short term nature of the Company's receivables.

•
The changes to hedge accounting are not expected to have a significant impact on the Company. Under the current standard, the Company can elect to record basis adjustments against the carrying amount of the non-financial asset or in earnings at the same time the non-financial item affects earnings. Under IFRS 9, it is mandatory to record the basis adjustments against the carrying amount of the non-financial asset. As the Company's current policy aligns with the new requirement, this change has no impact on the Company. Additionally, supplementary documentation and on-going assessment of hedge effectiveness may be required under the new standard. However, these requirements are not expected to have a material impact on the hedging arrangements of the Company.

Leases
In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. A leasee can choose to apply IFRS 16 using either a full retrospective or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective but has not yet selected a transition approach.
Upon the adoption of IFRS 16, the Company anticipates it will record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recognized under IFRS 16 as compared to the current standard. Additionally, a reduction in production and/or corporate administration costs is expected. Lastly, the Company expects a reduction in operating cash outflows with a corresponding increase in financing cash outflows under IFRS 16. The Company is in the process of identifying and collecting data relating to existing agreements that may contain right-of-use assets. These include land surface right agreements and service contracts that may contain embedded leases for property, plant and equipment. At this time, it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard. The Company estimates the time frame to develop and implement the accounting policies, estimates and processes (including the information technology systems) will extend into the latter part of 2018.

GOLDCORP  |  47

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the nine months ended September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

GOLDCORP  |  48

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp Mineral Reserves As of June 30, 2017
		PROVEN			PROBABLE			PROVEN & PROBABLE
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
Gold		mt	g/t	m oz	mt	g/t	m oz	mt	g/t	m oz
Alumbrera	37.5%	15.11	0.39	0.19	1.43	0.37	0.02	16.54	0.39	0.21
Cerro Casale	50.0%	114.85	0.65	2.39	483.95	0.59	9.23	598.80	0.60	11.62
Cerro Negro	100.0%	4.46	8.79	1.26	12.67	8.85	3.60	17.13	8.83	4.86
Coffee	100.0%	—	—	—	46.36	1.45	2.16	46.36	1.45	2.16
El Morro	50.0%	160.91	0.56	2.91	138.62	0.35	1.55	299.53	0.46	4.46
Éléonore	100.0%	2.73	6.94	0.61	16.88	5.87	3.19	19.61	6.02	3.80
Musselwhite	100.0%	3.94	7.22	0.91	4.91	5.92	0.93	8.84	6.50	1.85
Peñasquito	100.0%	361.18	0.59	6.80	163.57	0.41	2.14	524.75	0.53	8.95
Porcupine	100.0%	13.55	1.91	0.83	214.86	1.04	7.21	228.41	1.10	8.05
Pueblo Viejo	40.0%	40.45	2.82	3.67	16.77	3.19	1.72	57.21	2.93	5.39
Red Lake	100.0%	1.50	11.01	0.53	7.34	6.97	1.64	8.84	7.65	2.17
Totals		718.67	0.87	20.11	1,107.35	0.94	33.40	1,826.02	0.91	53.51

Silver		mt	g/t	m oz	mt	g/t	m oz	mt	g/t	m oz
Cerro Casale	50.0%	114.85	1.91	7.04	483.95	1.43	22.30	598.80	1.52	29.34
Cerro Negro	100.0%	4.46	75.52	10.83	12.67	61.02	24.86	17.13	64.80	35.69
Peñasquito	100.0%	361.18	35.06	407.16	163.57	26.32	138.40	524.75	32.34	545.56
Pueblo Viejo	40.0%	40.45	18.68	24.29	16.77	14.07	7.58	57.21	17.33	31.87
Totals		520.94	26.83	449.32	676.96	8.87	193.14	1,197.90	16.68	642.47

Copper		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs
Alumbrera	37.5%	15.11	0.24	79.13	1.43	0.17	5.29	16.54	0.23	84.42
Cerro Casale	50.0%	114.85	0.19	480.87	483.95	0.23	2,408.87	598.80	0.22	2,889.73
El Morro	50.0%	160.91	0.55	1,938.29	138.62	0.43	1,313.18	299.53	0.49	3,251.48
Pueblo Viejo	40.0%	40.45	0.09	83.25	16.77	0.10	36.83	57.21	0.10	120.08
Relincho	50.0%	217.65	0.38	1,807.95	401.91	0.37	3,279.24	619.57	0.37	5,087.19
Totals		548.97	0.36	4,389.49	1,042.68	0.31	7,043.41	1,591.65	0.33	11,432.90

Lead		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs
Peñasquito	100.0%	352.66	0.35	2,697.06	162.36	0.24	862.95	515.03	0.31	3,560.00
Totals		352.66	0.35	2,697.06	162.36	0.24	862.95	515.03	0.31	3,560.00

Zinc		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs
Peñasquito	100.0%	352.66	0.75	5,868.13	162.36	0.51	1,842.24	515.03	0.68	7,710.38
Totals		352.66	0.75	5,868.13	162.36	0.51	1,842.24	515.03	0.68	7,710.38

Molybdenum		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs
Relincho	50.0%	217.65	0.016	77.01	401.91	0.018	161.88	619.57	0.017	238.90
Totals		217.65	0.016	77.01	401.91	0.018	161.88	619.57	0.017	238.90

* Numbers may not add up due to rounding.

GOLDCORP  |  49

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp Mineral Resources As of June 30, 2017
		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
Gold		mt	g/t	m oz	mt	g/t	m oz	mt	g/t	m oz	mt	g/t	m oz
Alumbrera	37.5%	14.89	0.28	0.14	1.05	0.21	0.01	15.94	0.28	0.14	1.50	0.26	0.01
Caspiche	50.0%	310.05	0.57	5.65	391.75	0.47	5.97	701.80	0.51	11.62	99.05	0.29	0.92
Cerro Casale	50.0%	11.48	0.30	0.11	136.85	0.36	1.57	148.32	0.35	1.69	247.72	0.38	3.00
Cerro Negro	100.0%	0.99	5.82	0.18	5.27	5.86	0.99	6.26	5.85	1.18	0.88	5.03	0.14
Coffee	100.0%	3.78	1.30	0.16	16.20	1.18	0.62	19.98	1.21	0.78	25.93	1.37	1.15
El Morro	50.0%	9.90	0.53	0.17	36.28	0.38	0.44	46.18	0.41	0.61	339.03	0.30	3.23
Éléonore	100.0%	3.67	7.65	0.90	3.48	3.87	0.43	7.16	5.81	1.34	8.45	7.31	1.99
Musselwhite	100.0%	0.29	5.55	0.05	1.73	4.68	0.26	2.02	4.81	0.31	6.46	5.65	1.17
Noche Buena	100.0%	—	—	—	55.00	0.37	0.65	55.00	0.37	0.65	4.94	0.22	0.03
Peñasquito	100.0%	126.07	0.29	1.16	149.25	0.25	1.20	275.32	0.27	2.35	23.67	0.29	0.22
Porcupine	100.0%	28.70	1.30	1.20	226.11	0.99	7.19	254.81	1.02	8.39	111.95	1.02	3.69
Pueblo Viejo	40.0%	6.79	2.33	0.51	63.64	2.33	4.76	70.43	2.33	5.27	1.90	2.05	0.12
Red Lake	100.0%	1.52	19.28	0.94	3.80	14.63	1.79	5.31	15.96	2.73	8.53	15.86	4.35
Totals		518.11	0.67	11.17	1,090.42	0.74	25.88	1,608.53	0.72	37.05	880.01	0.71	20.02

Silver		mt	g/t	m oz	mt	g/t	m oz	mt	g/t	m oz	mt	g/t	m oz
Caspiche	50.0%	310.05	1.20	11.98	391.75	1.20	15.15	701.80	1.20	27.12	99.05	0.91	2.91
Cerro Casale	50.0%	11.48	1.19	0.44	136.85	1.06	4.66	148.32	1.07	5.10	247.72	1.04	8.25
Cerro Negro	100.0%	0.99	59.15	1.88	5.27	43.01	7.29	6.26	45.55	9.17	0.88	29.98	0.85
Noche Buena	100.0%	—	—	—	55.00	12.35	21.84	55.00	12.35	21.84	4.94	8.08	1.28
Peñasquito	100.0%	126.07	29.12	118.02	149.25	24.90	119.51	275.32	26.83	237.53	23.67	18.73	14.25
Pueblo Viejo	40.0%	6.79	14.53	3.17	63.64	11.22	22.97	70.43	11.54	26.14	1.90	9.76	0.60
Totals		455.37	9.25	135.49	801.76	7.43	191.41	1,257.13	8.09	326.90	378.15	2.31	28.14

Copper		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs	mt	%	m lbs
Alumbrera	37.5%	14.89	0.28	92.42	1.05	0.23	5.42	15.94	0.28	97.84	1.50	0.15	5.04
Caspiche	50.0%	277.10	0.23	1,405.07	363.95	0.18	1,444.27	641.05	0.20	2,849.34	97.80	0.12	258.73
Cerro Casale	50.0%	11.48	0.13	33.40	136.85	0.16	495.87	148.32	0.16	529.27	247.72	0.19	1,046.80
El Morro	50.0%	9.90	0.51	111.67	36.28	0.39	315.00	46.18	0.42	426.67	339.03	0.35	2,595.00
Pueblo Viejo	40.0%	6.79	0.09	13.43	63.64	0.09	119.77	70.43	0.09	133.20	1.90	0.02	0.91
Relincho	50.0%	39.95	0.27	240.43	158.54	0.34	1,180.79	198.50	0.32	1,421.22	305.41	0.38	2,549.68
Totals		360.10	0.24	1,896.42	760.31	0.21	3,561.12	1,120.41	0.22	5,457.54	993.36	0.29	6,456.16

Lead		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs	mt	%	m lbs
Peñasquito	100.0%	117.47	0.26	677.80	132.93	0.20	592.71	250.40	0.23	1,270.51	23.53	0.16	85.21
Totals		117.47	0.26	677.80	132.93	0.20	592.71	250.40	0.23	1,270.51	23.53	0.16	85.21

Zinc		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs	mt	%	m lbs
Peñasquito	100.0%	117.47	0.57	1,469.52	132.93	0.47	1,388.60	250.40	0.52	2,858.13	23.53	0.59	306.74
Totals		117.47	0.57	1,469.52	132.93	0.47	1,388.60	250.40	0.52	2,858.13	23.53	0.59	306.74

Molybdenum		mt	%	m lbs	mt	%	m lbs	mt	%	m lbs	mt	%	m lbs
Relincho	50.0%	39.95	0.009	7.79	158.54	0.012	40.46	198.50	0.011	48.25	305.41	0.013	88.20
Totals		39.95	0.009	7.79	158.54	0.012	40.46	198.50	0.011	48.25	305.41	0.013	88.20

* Numbers may not add up due to rounding.

GOLDCORP  |  50

Third Quarter Report – 2017
(in United States dollars, tabular amounts in millions, except where noted)

Goldcorp June 30, 2017 Reserve and Resource Reporting Notes:
1
All Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Definition Standards, and in the case of the Alumbrera mine, the Ore Reserves have been estimated in accordance with the JORC Code.  The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101 (see below for definition). Except for properties or projects listed in note 4 below, all Mineral Reserves, Ore Reserves and Mineral Resources set out in the tables above or elsewhere in this MD&A have been reviewed and approved by Dan Redmond, Director, Reserves and Mine Planning, Goldcorp, who is a qualified person as defined under NI 43-101.

2	All Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Mineral Reserves and Mineral Resources are reported effective June 30, 2017, with the following conditions or exceptions:
(i)
Mineral Reserves and Mineral Resources for Pueblo Viejo are as per public information provided by Barrick Gold Corporation in its 2016-year end report and fourth quarter results report dated February 15th, 2017 with an effective date of December 31, 2016 and were estimated under the supervision of Rick Sims, Senior Director, Resources and Reserves, of Barrick, Steven Haggarty, Senior Director, Metallurgy, of Barrick and Patrick Garretson, Senior Director, Life of Mine Planning, of Barrick. For additional information, see the technical report entitled “Technical Report on the Pueblo Viejo Project, Sanchez Ramirez province, Dominican Republic” dated March 27, 2014, which is available under the Company’s profile on SEDAR at www.sedar.com.

(ii)
Mineral Reserves and Mineral Resources for the Cerro Casale Project are as per public information provided by Barrick Gold Corporation in its 2016-year end report and fourth quarter results report dated Febuary15th, 2017 but have been adjusted to reflect Goldcorp’s 50% ownership in a new joint venture announced in a Goldcorp press release dated June 9th, 2017, have an effective date of December 31, 2016 and were estimated under the supervision of Rick Sims, Senior Director, Resources and Reserves, of Barrick, Steven Haggarty, Senior Director, Metallurgy, of Barrick and Patrick Garretson, Senior Director, Life of Mine Planning, of Barrick.

(iii)
Mineral Resources for the Caspiche Project are as per public information provided by Exeter Resource Corporation in its 2016 Annual Information Form dated March 24th, 2017 but have been adjusted to reflect Goldcorp’s 50% ownership in a new joint venture announced in a Goldcorp press release dated June 9th, 2017. The Mineral Resource Estimate for the Caspiche Project with an effective date of April 11, 2012 was prepared by Mr. Ted Coupland, MAusIMM(CP), at the time, Director and Principal Geostatistician of Cube Consulting Pty Ltd.

(iv)
Mineral Reserves and Mineral Resources for Relincho are as per public information provided by Teck Resources Limited in its 2016 Annual Information Form dated February 23, 2017 with an effective date of December 31, 2016 and have been prepared under the general supervision of Rodrigo Marinho, P.Geo., who is an employee of Teck Resources Limited.

(v)
Mineral Reserves and Mineral Resources for Alumbrera are as per public information provided by Glencore plc in its 2016 year end Resources and Reserves Report with an effective date of December 31, 2016 and have been prepared under the supervision of Flavio Montini who is an employee of Glencore plc.

	(vi)	Mineral Reserves for Coffee are as per information provided by Kaminak Gold Corporation effective the transaction date of July 19, 2016.
5
Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,200 per ounce of gold, $18.00 per ounce of silver, $2.75 per pound of copper, $0.90 per pound of lead, and $1.05 per pound of zinc, unless otherwise noted below:

	(i)	Pueblo Viejo and Cerro Casale
Gold - US$1,000/oz. to 2020, and a long-term price of US$1,200/oz. from 2021 onwards
Silver - US$13.75/oz. to 2020 and a long-term price of US$16.50/oz. from 2021 onwards
Copper - US$2.25/lb. to 2020 and a long-term price of US$2.75/lb. from 2021 onwards

	(ii)	Alumbrera	Gold - US$1,300/oz; Copper - US$2.31/lb
	(iii)	Relincho	Copper - US$2.80/lb; Molybdenum - US$13.70/lb
6
Mineral Resources are estimated using US$ commodity prices of $1,400 per ounce of gold, $20 per ounce of silver, $3.00 per pound of copper, $1.00 per pound of lead, and $1.10 per pound of zinc, unless otherwise noted below;

	(i)	Pueblo Viejo and Cerro Casale	Gold - US$1,500/oz; Silver - US$16.50/oz; Copper - US$2.75/lb
	(ii)	Caspiche	Gold - US$1,250/oz; Silver - US$15.00/oz; Copper - US$2.75/lb
	(iii)	El Morro	Gold - US$1,200/oz; Copper - US$2.75/lb
	(iv)	Alumbrera	Gold - US$1,300/oz; Copper - US$3.06/lb
	(v)	Relincho	Copper - US$2.80/lb; Molybdenum - US$13.70/lb

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